SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 February 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results dated 23 February 2021

Exhibit No: 99.1

 IHG PLC – Full Year Results to 31 December 2020

	Reported			Underlying5
	2020	2019	% Change	% Change
REPORTABLE SEGMENTS1
Revenue2	$992m	$2,083m	(52)%	(52)%
Revenue from fee business	$823m	$1,510m	(45)%	(45)%
Operating profit2	$219m	$865m	(75)%	(75)%
Fee margin3	34.1%	54.1%	(20.0)%pts
Adjusted EPS4	31.3¢	303.3¢	(90)%	KEY METRICS
GROUP RESULTS				● $13.5bn total gross revenue (down 52%; (51)% at CER)
Total revenue	$2,394m	$4,627m	(48)%
Operating (loss)/profit	$(153)m	$630m	(124)%	● (52.5)% global FY RevPAR
Basic EPS	(142.9)¢	210.4¢	(168)%
Total dividend per share	-	39.9¢	(100)%	● (53.2)% global Q4 RevPAR
Net debt	$2,529m	$2,665m	(5)%
1 Excludes System Fund results, hotel cost reimbursements and exceptional items. 2 Comprises the Group’s fee business and owned, leased and managed lease hotels.

3 Excludes owned, leased and managed lease hotels, significant liquidated damages and the results of the Group’s captive insurance company. 4 Calculated using results from Reportable Segments and Adjusted Interest, and excluding changes in fair value of contingent consideration. 5 Reportable segment results excluding significant liquidated damages, current year disposals and stated at constant 2020 exchange rates (CER). Definitions for Non-GAAP measures can be found in the ‘Use of Non-GAAP measures’ section in the Business Review, along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

●	FY RevPAR (52.5)%; variation by region reflects local market Covid-19 restrictions and recovery pace; Greater China recovery most advanced with Q4 RevPAR (18.2)%, Americas (49.5)%, EMEAA (70.5)%.
●	Continued outperformance in key markets, driven by portfolio mix and resilience of our business model.
●	$150m reduction in fee business costs; targeting ~$75m to be sustainable into 2021, while still investing for growth.
●
Operating profit from reportable segments down 75% to $219m before System Fund result of $(102)m and operating exceptionals of $(270)m, predominantly comprising charges already taken in H1 2020, including impairments to owned and leased hotels and acquired management agreements.

●
Strong cash management, resulting in free cash inflow of $29m, with an inflow in H2. Total available liquidity of $2.1bn (on pro forma basis for repayment of £600m UK Government CCFF at March 2021 maturity).

●	Global estate now 886k rooms (5,964 hotels), with +0.3% net system size growth (+2.2% excluding impact of SVC portfolio termination); opened 39k rooms (285 hotels), +4.5% gross growth.
●	Signed 56k rooms (360 hotels); Holiday Inn Brand Family half of all signings; conversions ~25% of all signings.
●	Global pipeline now 272k rooms (1,815 hotels); 11% share of industry pipeline vs 4% current market share.
●	Long-term attractiveness of our markets and segments remains; strategic priorities evolved to drive future growth.
●	New 2030 Responsible Business Plan, Journey to Tomorrow, sets out ambitious commitments including our environmental targets, support for communities and championing diversity, inclusion and equality.

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

“Since the very start of the pandemic, we have worked tirelessly to prioritise the health and safety of colleagues and customers, quickly protect our business and our thousands of hotel owners, and help support a strong recovery as travel returns. I would like to thank our hotel colleagues and owners for their incredible efforts, including all they have done to help our communities in such difficult times, bringing to life our purpose of True Hospitality for Good around the world.

2020 was clearly the most challenging year in our history, with Covid-19 heavily impacting demand across our industry. 2021 has begun with many of these challenges still in place, with more meaningful progress towards recovery for the industry unlikely until later in the year and dependent on global vaccine rollouts, lifting of restrictions and an acceleration in economic activity.

The shape of recovery remains varied globally, but we’ve continued to outperform the industry in key markets thanks to the strength of our teams, business model and segments in which we compete. This includes our industry-leading position in upper midscale, where demand remains stronger. To succeed in this environment, we’ve evolved our purpose as well as our strategic priorities, ensuring a focus on continued investment in our brands and digital capabilities to maximise revenue for our hotels and create more seamless guest experiences; keeping guests and owners at the heart of everything we do; and strengthening how we care for our people, communities and planet. These elements form the pillars of our corporate strategy, which together with our new 2030 Responsible Business Plan, will ensure we continue to successfully and sustainably grow our brands and business.

Despite so many challenges in 2020, the long-term confidence we share with our owners was reflected by another 285 hotels opening during the year and an average of almost one new signing a day. Conversion activity increased across our brand portfolio, including the launch of voco in the US and China, taking the brand to more than 20 countries. We’re building avid and Atwell Suites to be future brands of scale, while continuing to drive the growth of our established brands, with strong performances for Hotel Indigo and Kimpton, and our Holiday Inn Brand Family accounting for 60% of all openings and half of all signings in 2020.

Having demonstrated resilience and outperformed in 2020, we continue to work closely with owners to capture demand, alongside investing to capitalise on our industry’s long-term growth prospects. Our preferred brands in attractive markets and segments, even stronger technology and loyalty platforms, and a substantial proportion of our pipeline being under construction, give us confidence in our ability to achieve industry-leading net rooms growth as the market recovers.”

Our response to Covid-19

The onset of Covid-19 led to the worst period of demand in our industry’s history. The experience has outlined the importance of purpose, giving new meaning to our potential to effect positive change, and highlighted the growing expectation that we must deliver that change in a challenging world. We have therefore evolved our purpose from True Hospitality for everyone, to True Hospitality for Good – still committed to looking after all those we interact with, but now more focused on the difference we can make to our people, guests, communities and planet.

The experience of 2020 has also demonstrated the importance of agility and rapid decision-making in order to carry out short-term actions, whilst still retaining an absolute focus on the long term. Embedded into IHG’s business model are our behaviours, which are aligned to our purpose and strategy, encouraging employees to: Move Fast; be Solutions Focused; Think Return; and Build One Team.

Our responses to the pandemic have therefore been framed with pace, thought and care, guided by our purpose and a commitment to do the right thing for all our stakeholders, alongside taking every step to position IHG to outperform in the future and to deliver long-term sustainable value. These responses included our actions to significantly reduce costs where appropriate to do so, and to preserve cash to maintain substantial liquidity and support our conservative balance sheet approach. Key actions taken to support specific stakeholders included:

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Colleagues: provided clear safety procedures and training; offered mental health, wellbeing and parenting resources to support colleagues working remotely; launched support fund for employees affected by temporary changes to working hours; created a job centre and alumni network for displaced hotel and corporate colleagues.
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Guests: reassured consumers with the launch of our IHG Clean Promise and offered corporate clients an enhanced Meet with Confidence programme, both underpinned by new science-led cleaning and safety protocols; provided a flexible cancellation policy and Book Now Pay Later offer; protected status and points expiry for loyalty members.
●
Owners: offered temporary fee discounts and increased payment flexibility to protect cash flow; delayed mandated renovations and relaxed brand standards to conserve funding; managed temporary hotel closures and re-openings, alongside developing tailored recovery toolkits and targeted marketing campaigns to drive demand; collaborated closely with governments and trade bodies to drive sustained industry support and aid the safe resumption of travel.
●
Communities: repurposed our hotels to accommodate frontline workers, help travellers quarantine and offer the homeless a safe place to stay; used our hotel kitchens and resources to provide care packages for the vulnerable; worked with charity partners to fund vital work from supporting foodbanks to rebuilding communities; enabled loyalty members to donate points to charitable causes.

Industry fundamentals remain attractive; IHG well-placed to capitalise

While the impact of the Covid-19 pandemic has been severe, our industry has recovered strongly from previous cyclical and exogenous events, and the long-term attractiveness of our industry and future growth potential remains unchanged.

Prior to 2020, the Travel & Tourism sector outpaced global economic growth for a decade. Over the past five years, one in four new jobs globally were created by the sector, which contributed almost $9 trillion, 10%, to the world’s GDP in 2019. Against this backdrop, the hotel industry has seen RevPAR and branded market share grow consistently over this last decade.

In the current environment, IHG’s weighting towards essential business and domestic leisure travel adds resilience relative to the wider industry. Our brands within the midscale segments, including the Holiday Inn Brand Family, represent ~70% of our system size and have performed well in 2020, given market conditions. In particular, our market-leading Holiday Inn Express brand is strongly positioned in upper midscale, with this segment representing ~70% of our rooms in the US and has historically been impacted less and recovered faster than other segments in economic downturns. Our business is also weighted towards non-urban markets that are less reliant on international inbound travel (~95% of our US business is domestic driven) and less reliant on large group meetings and events. These weightings, and our asset-light model, have supported IHG’s ability to outperform.

As has been the case in previous downturns, because of IHG’s asset-light model and weightings, together with leveraging our scale efficiencies and ability to continue investing in brands, technology and loyalty programmes, we expect to be able to gain further market share. This growth will be partly driven by the potential for increased conversion activity (either from independently branded hotels or other real estate), as well as an ongoing level of new-build development, reflecting lenders’ recognition of the strength and value of IHG’s enterprise and reputation for generating attractive returns. While new-build development in our industry has been temporarily impacted by Covid-19, we expect it to return to robust levels of growth in supply over the longer term. In addition, we anticipate that an increased consumer focus on trusted brands, booking flexibility and cleanliness standards should favour our leading brands with both owners and guests.

As a recovery becomes sustained, pre-existing long-term industry tailwinds, such as a growing global population, rising middle classes, the increasing desire for travel and new experiences, and the human need to physically interact and collaborate, give confidence as drivers of continued market growth.

System and pipeline demonstrate continued progress

The long-term attractiveness of IHG’s brands and the markets we operate in have supported continued opening and signing activity throughout the year:

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With a global system of 886k rooms (5,964 hotels), net system size growth was +0.3% year-on-year. Excluding the SVC portfolio termination of 17k rooms (102 hotels), net system size growth was +2.2%. Other removals were predominantly those planned as a result of our continued focus on a high-quality estate. Gross growth was +4.5%.
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39k rooms (285 hotels) were opened in the year. Of these, ~25% were conversions, reflecting an increased level of conversion activity in each of our brands, with the balance being new builds.
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56k rooms (360 hotels) were signed, with 20-40 hotels signed in each month during 2020. ~25% of the signings were conversions (27% in Q4).
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Global pipeline at 272k rooms (1,815 hotels), which represents over 30% of current system size.
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Ground breaks continued in every month, and currently around 40% of our global pipeline is under construction, which is a similar proportion to a year earlier.
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Our current system is weighted 68% across midscale segments, 22% upscale and 10% luxury; our pipeline is similarly weighted 61%, 31% and 8%, respectively.
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Our current system by region is 58% Americas, 26% EMEAA and 16% Greater China; our pipeline is 38% Americas, 28% EMEAA and 34% Greater China.
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Reflecting our asset-light model, the current system is 71% franchised and 28% managed, with 1% represented by owned, leased or managed lease properties; the pipeline is 58% franchised and 42% managed.

The regional performance commentary includes further highlights of system and pipeline development. The Business Review provides further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Our strategic priorities

Our ambition is to deliver industry-leading net rooms growth. To achieve this, our strategy is focused on using our scale and expertise to create the exceptional guest experiences and owner returns needed to grow our brands in the industry’s most valuable markets and segments. Our work is underpinned by a culture that retains and attracts the best people and embraces opportunities to positively impact the world around us, reflecting our purpose of True Hospitality for Good.

Our actions are guided by four strategic priorities that will increase guest and owner demand for our brands; prioritise services and solutions that create superior guest experiences and stronger owner returns; accelerate our digital first approach; and ensure we continue to invest in our people and communities and sustainably grow our business.

1.
Build loved and trusted brands

As we look to the future, we have grouped our brands into four collections that present the breadth of our portfolio in a more intuitive way for consumers. This move forms part of our refreshed approach to use the IHG Hotels & Resorts masterbrand, to more prominently enhance our brand perception, sharpen our marketing and help us capture a greater share of demand. The collections are:
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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: Crowne Plaza Hotels & Resorts, HUALUXE Hotels & Resorts, EVEN Hotels, voco Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

Across our portfolio, we continue to move at pace to take our newer brands to scale in the most attractive segments and high-growth markets, and to invest in the growth of our established brands by focusing on design, service and quality.

Scaling up our newest brands – voco, avid hotels and Atwell Suites
Our voco brand is now present in more than 20 countries, with over 50 openings and signings since launch in 2018 and tracking well against our aim of 200 hotels within 10 years. The brand is ideally positioned to capitalise on an increasing number of conversion opportunities, and represented 13% of IHG’s conversion signings globally in 2020. During the year, we launched voco in Greater China and the Americas, including two conversions in New York City. In EMEAA, progress included the first opening in Northern Europe (voco Villach, Austria) and further momentum elsewhere in Europe including openings in Paris Montparnasse and Strasbourg Centre, and a signing in Milan. The brand’s evolution has also seen the first resort location (Saipan) and the first all-suite property (Doha) added. All three regions anticipate increased voco signings and openings in 2021.

We expect avid hotels to be our next brand of scale in the midscale segment. Its low cost to build, lean staffing model and attractive operating economics are expected to increasingly appeal to owners in a more constrained economic environment, and equally to guests, who look for hospitality delivered exceptionally well at an attractive price point. Since launch in 2017, there have been more than 200 signings, and across the 24 openings to date, customer feedback and satisfaction scores have been consistently high. This year saw the brand expand beyond the US, with the first opening in Mexico, built in just 10 months, and the first ground break in Canada.

Our upper midscale all-suites brand, Atwell Suites, launched in September 2019 and is also growing at pace. Signings have grown to 19, with vibrant locations such as Denver, Austin and Charlotte added, and construction underway on our first property in Miami.

Well-established brands with further growth opportunities
Holiday Inn Express grew to almost 3,000 hotels in 2020, with 136 new openings, maintaining its segment leadership position. A further 132 signings brought its pipeline to 683, which represents over 20% of the current estate. Building on guest and owner feedback, a further evolution of the current Formula Blue guest room and public areas design has been launched. Focused on strong owner returns, the new design has a purchase-ready supply chain that leverages our procurement scale and delivers more than 10% cost savings to owners.

Our Holiday Inn brand opened 32 hotels taking the total estate to 1,248, while 48 hotel signings took its global pipeline to 262. Notable conversions included Holiday Inn Club Vacations in New Orleans and that for Holiday Inn Hotel & Suites Shin Osaka, Japan, which achieved signing-to-open in just 60 days, with other conversions including Shanghai Nanjing Road and The Hague in the Netherlands.

Our established extended stay portfolio of Staybridge Suites and Candlewood Suites saw strength and resilience of demand, including nearly 60% occupancy for the year, an increase in market share and high customer satisfaction scores. With 25 signings and 44 openings in the year, the portfolio is now 669 hotels. Over 80 Candlewood hotels have so far committed to new designs over the next two years, and over 100 at Staybridge, which is also continuing its international expansion with further properties in Mexico and Dubai and a first in Bangkok.

For Crowne Plaza, 19 openings took the total estate to 429, including Adelaide, Sydney Darling Harbour and 10 properties in Greater China, with Shanghai Hongqiao marking the 100th for the brand in the region. The brand benefitted from a number of further conversions including those in Budapest, Bangkok and Shenzhen Futian; with 27 signings in total, its global pipeline increased to 89.

Expanding a powerful Luxury & Lifestyle offer
Since 2015, we have added Kimpton Hotels & Restaurants, Regent Hotels & Resorts and Six Senses Hotels Resorts Spas to our Luxury & Lifestyle offer, alongside accelerating the international expansion of our InterContinental Hotels & Resorts and Hotel Indigo brands. Across these five brands which capture uniquely different stay occasions, we opened 32 hotels in 2020 to reach a portfolio of 431 in over 70 countries. There were 56 hotels signed into the pipeline, with conversions being ~30% of these and representing an ongoing opportunity across our Luxury & Lifestyle offer.

We continue to reinforce the position of InterContinental as the largest global luxury hotel brand. It is now present in over 60 countries with more than 200 hotels. Notable recent openings included those at Dongguan and Chongqing in Greater China, while the InterContinental Rome conversion marks the return of the brand to Italy and Rabat our re-entry into Morocco. Two other key conversions were the prestigious Imperial Mae Ping Hotel in Chiang Mai and Fiji’s Grand Pacific Hotel in Suva, one of the most famous hotels in the Pacific. The brand’s pipeline stands at 69 properties.

In 2020, we added seven new signings to our world-renowned Six Senses brand, including Belize, Brazil, Italy, Japan and Saudi Arabia, increasing the global pipeline to 31, which will significantly grow the current estate of 16. Four signings have been added to Regent since acquisition, taking the pipeline to six properties. The conversion of the Regent Shanghai Pudong marked the opening of our first property since buying the brand and showcases new hallmarks that position Regent in the top tier of luxury. Renovation is progressing to rebrand the InterContinental Hong Kong back to Regent; Regent Phu Quoc, Vietnam, will open later this year, increasing the estate to eight; and recent signings will see the brand enter the Middle East, including Jeddah, Saudi Arabia.

Kimpton opened another 16 hotels in the year, taking the estate to 73. Major openings included Miami Palomar South Beach, Maa-Lai Bangkok, the first in South East Asia, and Shinjuku Tokyo, the first in Japan. The brand’s global pipeline now stands at 32, with the signing of Kimpton Shanghai New Bund a key step to developing Kimpton in Greater China. The brand is also developing strongly in key resort destinations, signing further properties in Mallorca and Mexico.

Good momentum for Hotel Indigo continues, after a record level of signings in 2019. The brand now has 125 open hotels and a pipeline of 104. Openings included five hotels in the US, leading locations in Dubai Downtown and in Bath, UK, a conversion property in Italy and brand debuts in Japan and Cyprus. Recent signings include a brand entry in Australia and a resort in the Galapagos.

Continued progress across our other brands
Our HUALUXE Hotels & Resorts estate increased to 12 hotels, with developments including a rebranding to HUALUXE Shanghai Twelve at Hengshan, opening the historic HUALUXE Xi’an Tanghua, and signing a conversion for Shanghai Changfeng Park.

The first EVEN Hotel outside of the Americas opened in Greater China at Nanjing Yangtze River, with our wellness-focused offering now in 16 hotels, and with over 30 more in the pipeline globally.

Continued focus on quality and consistency of our estate
Our ambition remains to deliver an industry-leading level of net rooms growth, while at the same time protecting our longer-term growth prospects by ensuring the health of our brands and consistency of the guest experience and quality of our hotel estate. Between 2016 and 2019, our gross opening pace accelerated from just over 5% to almost 8%, while our focus on brand health and quality saw the exit of 2.1-2.3% of the system each year. As a result, ahead of the most recent year which has been impacted by Covid-19, we achieved an improvement in net rooms growth from 3.1% in 2016 to 5.6% in 2019.

In recent years, exits have included a higher proportion of Holiday Inn and Crowne Plaza hotels in the Americas, reflecting our continued focus on increasing the average quality of those brands. This has occurred in conjunction with initiatives to drive physical and service consistency, such as the Holiday Inn Open Lobby concept and the Crowne Plaza Accelerate programme.

Holiday Inn and Crowne Plaza are both powerful global brands with significant further growth prospects, each with sizeable pipelines representing around 20% of their current estates. To support their further growth opportunities, we will continue to focus on ensuring we deliver against guest expectations for quality and consistency, which have increased and become even more important post Covid-19. Across the two brands, the total global estate is 1,677 hotels with a further 351 in the pipeline. Currently 10-15% of this total estate, around 200 hotels, are being reviewed, focused on those that are below where we would like them to be in areas such as customer satisfaction and property condition. These hotels generated 2020 fee income of approximately $20m. We will be working closely with the owners of these hotels to help them raise their quality levels, including the potential to implement service or property improvement plans. We will continue to provide further updates as these initiatives develop, and on our overarching growth plans for these key brands.

Through this continuous focus on brand health and quality, and by working with our owners to help them deliver True Hospitality for Good, we are confident this will support IHG being well-placed for industry recovery and will ensure long-term, sustainable growth.

2.
Customer centric in all we do
Delivering True Hospitality means creating seamless and tailored guest experiences that generate increased demand, and ensuring that as we deliver those things we do so with efficient operations and high returns in mind for our owners.

Despite the operational challenges of Covid-19, our Guest Satisfaction Index was net positive throughout the year, outperforming competitors. Actions in 2020 included:

Ensuring cleanliness, health and safety: Reflecting the heightened focus, we launched the IHG Clean Promise, using new science-led protocols and redefined service procedures, in partnership with industry-leading experts. Our IHG Way of Clean programme was enhanced to include new training and equipment, increased guest communication and verification processes to ensure our standards are adhered to. Since launch, we have seen an over 30% uplift in the number of positive third-party social media guest reviews on cleanliness, and delivered improvements in customer satisfaction scores.

Enhanced management information for owners: Using machine learning technology, we have optimised our Revenue Management for Hire (RMH) services to help owners protect pricing and returns during periods of volatile demand. Price management solutions are also increasingly automated to simplify and reduce the number of rates. Real-time scorecard metrics, such as analysis of guest satisfaction measures, RevPAR, financial and operational performance, are now presented live on our Owner Engagement Portals, which will continually evolve to provide our global owner community with specific recommendations for action.

Lowered owner costs: While changes to safety and cleanliness protocols have increased costs, we have worked closely with owners to reduce costs elsewhere to offset these. This has included the appropriate temporary relaxation of certain brand standards, which have lowered overall costs per occupied room. Our actions on procurement services are also driving substantial benefits for owners. Our centralised hotel goods and services procurement capabilities have significantly expanded. Into 2021, we will be extending our reach across other categories of products and services that our owners buy, to drive additional savings for them.

Solution developments for corporate customers: Our award-winning Business Edge platform, which supports small and midsize enterprise (SME) customers, goes from strength to strength. It continued to grow in 2020 to almost 40,000 accounts, leading the market with its technology platform and innovative content and partnerships.

Our Meet with Confidence programme has incorporated new protocols from our IHG Clean Promise, as well as extending flexibility policies and enhancing other standards. With technology partners we are now piloting our hybrid meetings offer: over 90% of meetings currently booked for under 50 participants, and IHG’s meeting spaces are weighted towards those used for small and medium sized events, which can be augmented through a strong virtual and hybrid solution.

Enhanced loyalty offer: IHG Rewards members traditionally account for around half of guest stays. During 2020, prioritisation of our loyalty marketing supported demand from our most loyal members, who proved the most resilient during the toughest Covid-impacted periods. Dynamic pricing for Reward Nights has rolled out globally, with rates now set daily, enabling more than 80% of hotels to reduce their points pricing to deliver around 25% more value for guests outside of peak times. This has led to a 30% increase in Reward Night redemption since launch. IHG Rewards was also recognised in 2020 as Best Hotel Rewards Program and Best for Families by NerdWallet for good value, ease to earn and our response to Covid-19.

3.
Create digital advantage
Our digital-first approach enables seamless guest experiences across the entirety of the guest journey, drives direct bookings, creates efficiencies, and delivers the right data, insights, technology and platforms to drive performance for owners. Our focus includes:

The next phase of our GRS - attribute pricing: This key development for IHG’s Guest Reservation System (GRS) within our cloud-based IHG Concerto platform is expected to be live across the estate by the end of this year, enabling tailoring of stays and selection of add-ons. Initial pilots in 2020 were conducted in each region, demonstrating to owners the ability to generate maximum value from their hotel’s unique attributes.

Defining the digital journey and experience for guests: Leveraging our investment in IHG Concerto on behalf of our owners, we have been able to remotely and rapidly deploy further technological developments to support a safe and secure guest experience and reduce unnecessary contact. Digital check-in has been fully implemented in over 1,000 properties, receiving strong guest satisfaction scores, and with roll out to 4,500 hotels expected by the end of 2021, while Digital check-out is already live in 4,000 hotels.

Increasing our data-driven capabilities: We have invested to enable highly personal and targeted promotions, informed by consumer analysis of those searching and travelling, and where we can most effectively influence incremental behaviour. Data-driven analysis is also being applied to guest feedback, ensuring it informs decision making and is quickly addressed to drive improvements in satisfaction measures.

Tailoring digital reach and partnerships: We launched our first flagship store on the leading Chinese OTA platform, as part of IHG’s partnership with Ctrip, part of Trip.com Group. We also debuted our loyalty partnership with Mr & Mrs Smith, the world-renowned travel club and boutique hotel specialists, giving IHG Rewards members an even wider selection of Luxury & Lifestyle hotels at which to earn and redeem points.

Enterprise contribution and growth of our digital channels: Enterprise contribution is an indicator of the value IHG systems bring to our owners, including the success of our technology platforms, marketing, sales and loyalty distribution channels. Enterprise contribution has been growing each year and reached over 75% in 2019, though in 2020 it modestly reduced given the rise in guests calling hotels directly to understand Covid precautions or checking-in without prior reservation. Our digital channels are amongst our largest components of enterprise contribution, with our mobile app seeing the fastest recovery amongst channel segments; we expect this to be a continued driver of future growth.

4.
Care for our people, communities and planet
We operate within a culture that respects and invests in our people and embraces the opportunity to contribute positively to local communities, and act responsibly and sustainably in the world around us. This priority has become a central pillar to delivering our strategy, and to evolving our purpose from True Hospitality for everyone to True Hospitality for Good. To deliver this, we have announced wide-ranging commitments through our new 2030 Responsible Business Plan, Journey to Tomorrow, including:

Championing diversity, inclusion and equality: We’re committed to driving gender balance and a doubling of under-represented groups across our leadership; cultivating an inclusive culture for our colleagues, owners and suppliers; supporting all colleagues to prioritise their wellbeing; and advancing human rights.

Long-term support for communities: We want to improve the lives of 30 million people in our communities around the world. We aim to do this by driving economic and social change through skills training and innovation; supporting our communities when natural disasters strike; and collaborating to aid those facing food poverty.

Ambitious environmental targets: We aspire to grow in a way that protects the world around us. This approach includes targets to reduce absolute carbon emissions from our owned, leased and managed hotels by 15% by 2030, and to reduce carbon emissions per square metre from our franchised hotels by 46% by 2030, both against a 2018 base year. For new build hotels, our target is to operate these at very low/zero carbon emissions. We will also pioneer the transformation to a minimal waste hospitality industry, eliminating single use items or moving to reusable or recyclable alternatives across the guest stay, and minimising water use and food waste through a “prevent, donate, divert” plan. Nearer term, we are on track to deliver our pledge to remove single-use miniature bathroom amenities from our hotels by the end of 2021. Our 2030 plan also includes initiatives targeting water conservation and helping to secure water access in those areas at greatest risk.

We are making good progress in adopting the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). We are also driving innovation, peer learning and collaboration through: our work as a founding member of the Sustainable Hospitality Alliance; partnering with the World Travel and Tourism Council and the American Hotel & Lodging Association; and in representation at important events, such as G20 Tourism, which brought private and public sector leaders together to discuss how the industry can protect jobs and support the broader travel and tourism sector. Early in 2021, we also launched our new IHG Owners Association Environmental Sustainability Committee to ensure close collaboration with our hotels and to find opportunities to partner on key initiatives.

Regional performance

Americas
RevPAR decreased 48.5% (Q4: down 49.5%), driven by occupancy reducing to 42.3% (Q4: 41.7%). US RevPAR was down 46.9%, with our performance ahead of the industry. The US franchised estate, which benefits from a weighting towards domestic demand-driven midscale and upper midscale hotels, with a lower reliance on large group business and higher distribution in non-urban markets, declined by 44%. This compares to a 70% decline for the US managed estate, which is weighted to luxury and upscale hotels in urban markets. On a segment basis, the RevPAR decline was most acute in luxury (down 71%) and upper upscale (down 66%), whereas upper midscale, which represents ~70% of our rooms in the US, declined by 44%.

Reported revenue1 of $512m was down 51% (decreased 51% at CER and underlying2) and reported operating profit1 of $296m decreased 58% (down 57% at CER and underlying2).

Underlying fee business revenue2 declined by 46% to $457m, whilst underlying fee business operating profit2 declined by 51% to $323m. The decline in demand at our managed hotels led to $8m lower recognition of incentive management fees; there was also an increase in expected credit losses. There was offset to these from the progress made in reducing fee business costs, as well as the benefit of a $4m litigation settlement at one hotel, and the recognition of an $8m payroll tax credit.

Reported owned, leased and managed lease revenue1 was down 71% to $55m, with a reported operating loss1 of $27m compared to $37m profit in the prior year. The mitigation of renovation-related losses by business interruption insurance at one hotel was more than offset by extended periods of closure and low occupancy across the entire estate, reflecting the greater dependency on international travellers in urban and resort locations.

There were 16.7k rooms (167 hotels) opened in the year. Of the 27.4k rooms (176 hotels) removed, 16.7k (102 hotels) related to the SVC portfolio termination. The net system size reduction was (2.0)% to 514.0k rooms (4,298 hotels); excluding the SVC impact, there was net system growth of 1.1%. 79 hotels or 2% of the Americas estate remained temporarily closed at the end of the year. We signed 14.0k rooms (137 hotels) in the region; the pipeline stands at 102.8k rooms (986 hotels), which represents 20% of the current system size in the region.

EMEAA
RevPAR decreased 64.8% (Q4: down 70.5%), driven by occupancy reducing to 32% (Q4: 29%). In the UK, RevPAR was down 65%, with the fourth quarter decline of 74% particularly impacted by government-mandated hotel closures and travel restrictions. Continental Europe RevPAR was down 74%. Elsewhere, the Middle East was down 53%, with Australia down 56%, South East Asia and Korea down 61% and Japan down 62%.

Reported revenue1 of $221m decreased 69% (down 70% at CER) and the reported operating loss1 was $50m, a reduction of $267m on the prior year. Results included the benefit of a final $1m from a previously disclosed individually significant liquidated damages settlement (FY 2019: $11m).

On an underlying basis, revenue2 decreased 69% to $218m and the operating loss2 was $54m compared to $206m profit in the prior year. Underlying fee business revenue2 was down 67% to $106m, with an operating loss2 of $19m compared to a $192m profit in the prior year. The adverse impact from hotel closures and subdued demand across the estate resulted in $76m lower incentive management fees and there was also an increase in expected credit losses. These impacts were partially offset by cost reduction measures.

Reported owned, leased and managed lease revenue1 was down 70% to $114m, with operating profit1 decreasing $47m to an operating loss of $32m. This portfolio consists of 12 properties in the UK and a further five elsewhere in the region, most of which were closed for a large proportion of the year. The operating loss includes the significant cost reduction measures undertaken across the estate, together with rent reductions received; there was also the benefit of a $3m gain from the sale of the leased Holiday Inn Melbourne Airport for proceeds of $2m as previously disclosed.

There were 11.3k rooms (61 hotels) opened and 6.8k rooms (38 hotels) removed in the year (including 2.1k rooms relating to a previously flagged portfolio of hotels in Germany), resulting in net system size growth of 2.0% to 227.8k rooms (1,149) hotels. 215 hotels or 19% of the EMEAA estate remained temporarily closed at the end of the year. We signed 13.9k rooms (82 hotels) in the region; the pipeline stands at 76.1k rooms (389 hotels), which represents 33% of the current system size in the region.

Greater China
RevPAR decreased 40.5% (Q4: down 18.2%), outperforming the industry, with occupancy reducing to 42% (Q4: 57%). In Mainland China, RevPAR was down 37%. Tier 1 cities were down 48%, impacted by their greater weighting toward international travel and group events and meetings demand. Tier 2-4 cities, which are weighted more towards domestic travel and leisure demand, performed relatively better with a decline of 31%.

RevPAR in Hong Kong SAR was down 78%, impacted by the reliance on inbound travel and the uncertainty posed by the political disputes, whilst Macau SAR RevPAR was down 76%.

Reported revenue1 of $77m decreased by 43% (decreased 44% at CER) and the reported operating profit1 was $35m, down 52% on the prior year.

On an underlying basis, revenue2 decreased by 44% to $77m, with an operating profit2 of $35m compared to $73m in the prior year. The adverse impact from the trading environment, including lower recognition of incentive management fees (down $32m versus the prior year), were in part offset by cost reductions across the region.

There were 11.4k rooms (57 hotels) opened and 2.7k rooms (10 hotels) removed in the year, resulting in net system size growth of 6.4% to 144.2k rooms (517 hotels). We signed 28.2k rooms (141 hotels) in the region, with a year-on-year increase achieved in the second half of the year. The pipeline stands at 93.2k rooms (440 hotels), which represents 65% of the current system size in the region.

Cash generation, liquidity and financing

Cash flow
IHG took rapid and decisive actions to preserve cash from the start of the pandemic, such that:
●
Free cash flow3 was an inflow of $29m, down $480m on 2019, driven by the adverse impact from hotel closures and subdued demand on trading. These were partially offset by a working capital inflow, reflecting the proactive management of balances and measures to drive timely billing and collections from our owners. Despite the most severe period of impact on trading, free cash flow was broadly neutral in Q2, improving to an inflow in the second half. Invoices paid by our owners within 90 days of due date has been improving since May 2020 and is now over 90% in the Americas; the number of hotels targeted for payment plans has similarly reduced, with a large number of plans already paid in full.
●
Exceptional cash costs of $87m, including $45m relating to reorganisation costs ($15m of which was incurred by the System Fund).
●
Net capital expenditure3 was $67m (2019: $211m), with $148m gross (2019: $265m), thereby achieving the targeted $100m reduction initially set out in March 2020. Capex comprised: $107m maintenance capex and key money; $6m gross recyclable investments; and $35m System Fund capital investments; offset by $23m net disposal proceeds and distributions from associates and joint ventures, and $58m System Fund depreciation and amortisation. Our capex guidance is unchanged at around $150m net per annum and up to $350m gross into the medium term.
●
Net debt of $2,529m, down $136m on the 2019 close; this included a reduction in lease obligations ($71m from exceptional derecognition and $90m from an exceptional lease termination), partly offset by $101m of adverse foreign exchange and other adjustments.

Liquidity and financing
IHG has taken steps to strengthen liquidity as part of maintaining a conservative balance sheet and leverage approach, including:
●
Amended our existing $1.35bn syndicated and bilateral revolving credit facilities (RCF) to include a waiver of existing covenants up to and including 31 December 2021. The covenants for 30 June 2022 and 31 December 2022 have been relaxed on a theoretical severe downside scenario. During the period of waivers and relaxations, a $400m minimum liquidity covenant (defined as unrestricted cash and undrawn facilities with a remaining term of 6 months) has been introduced.
●
Extended the maturity of the RCF for 18 months to September 2023.
●
Issued £600m of commercial paper under the UK Government’s Covid Corporate Financing Facility (CCFF), maturing on 16 March 2021, when it will be repaid.
●
To optimise our staggered bond maturity profile, in October 2020 we issued €500m 1.625% bonds and £400m 3.375% bonds maturing in 2024 and 2028 respectively; we concurrently repaid early £227m of our £400m 3.875% bonds maturing in November 2022, thereby resulting in net proceeds raised of $0.8bn.
●
Our next bond maturity is the £173m that remains to be repaid in November 2022, with no further bond maturities until Q4 2024.

These steps, together with our cost actions and cash preservation, have increased our total available liquidity at 31 December 2020 to $2,925m, comprising $1,575m of net cash balances6 and the undrawn RCF of $1,350m. On a pro forma basis for the repayment of the UK Government CCFF maturing in March 2021, total available liquidity would be $2.1bn.

Shareholder returns
On 20 March 2020, IHG’s Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share, a payment of which would have had a cash outflow of ~$150m in the first half of 2020.

A final dividend in respect of 2020 is not proposed and there was no interim dividend for the year. The Board will consider future dividends once visibility of the pace and scale of market recovery has improved.

Other financial measures

Cost actions
●
In light of the emerging Covid-19 global pandemic in March 2020, immediate measures were taken to reduce costs to protect profitability through reducing salary and incentives, including substantial decreases for Board and Executive Committee members, and challenging all areas of discretionary spend.
●
The targeted $150m of Fee Business cost reductions was achieved over the balance of the 2020 financial year.
●
Similar actions were taken across the System Fund, in response to expected lower assessment fee receipts, particularly through reducing marketing spend.
●
Cost containment action taken across our owned, leased and managed lease hotels, contributed to $293m of cost reduction during the year for the estate.
●
Looking ahead, plans are in place to achieve ~$75m of cost savings (versus the 2019 cost base) to be sustainable in 2021, through ongoing control of discretionary spend and a re-balancing of resources and actions to drive further productivity, whilst continuing to invest appropriately in growth initiatives.

Net central costs
Central revenues of $182m were $3m lower, driven by temporary technology fee discounts being largely offset by the increased revenues from the changes to System Fund recognition. There were lower central overheads from our measures to reduce our Fee Business costs. As a result, the Group’s central operating loss before exceptional items was $62m, $63m lower year-on-year.

The changes to System Fund recognition impacted a portion of co-brand credit card revenue and the financial results of the Ambassador programme (the InterContinental Hotels & Resorts paid-for loyalty programme). The net effect increased 2020 revenue and operating profit from reportable segments by $20m and $21m respectively. The changes were effective from 1 January 2020, with amounts recognised in prior years unchanged. As previously announced, if the changes had been effective in 2019, the increases would have been $18m and $22m respectively in that year. See note 4 to the Group Financial Statements for further information.

Fee margin
2020 fee margin7 was 34.1%, a reduction from 54.1% in 2019, impacted by the adverse trading conditions which were partially offset by cost reduction measures.

System Fund
System Fund revenues and costs are recognised on a gross basis with the in-year surplus or deficit recorded in the Group income statement, but excluded from results from reportable segments, underlying results and adjusted EPS, as the Fund is operated for the benefit of the hotels in the IHG System and is not managed to generate a profit or loss for IHG over the longer term.

In 2020 we recorded a System Fund income statement deficit of $102m (2019: deficit of $49m), largely due to lower assessment fees reflecting the level of reduction in hotel revenues and fee reliefs given, partly offset by actions targeted to lower costs such as through a reduction in marketing spend. System Fund expenses included $24m of expected credit losses, $20m reorganisation costs and $41m impairment principally relating to the US corporate headquarters.

Interest
Net financial expenses were $140m (2019: $115m). Adjusted interest expense3, which excludes exceptional finance expenses of $14m and adds back interest relating to the System Fund of $4m (2019: $18m), was $130m (2019: $133m). The lower interest payable to the System Fund largely resulted from lower balances and interest rates in 2020. This was broadly offset by increased interest expense on the Group’s higher gross debt levels during the year.

Tax
The effective rate5 for 2020 was 38% (2019: 24%), which included the recognition of a tax credit of $27m on one-off items, predominantly in connection with adjustments to deferred taxes following an internal group restructuring, UK law change and prior year items. Excluding these one-off items, the effective tax rate would have been 69%, elevated compared to prior years due to the distortive impact of unrelieved foreign taxes, the geographic profit mix and other non-tax deductible expenses against the low profit base. The Group also suffered significant US minimum taxes as part of the BEAT regulations, and could not recognise the benefit for tax purposes of losses arising in certain territories in the year. The effective tax rate is expected to be similarly elevated in 2021, although forecasting in this area remains challenging given the uncertainties in the near-term outlook. A return to the previous mid-20s percentage point range would occur on a recovery to prior levels and mix of profits, and assuming no change to tax legislation and rates in each tax jurisdiction.

Exceptional items
Exceptional items predominantly comprise impairment charges, with Covid-19 considered as a trigger for impairment testing of all non-current assets. Cash flow projections used for impairment testing were based on the latest financial forecasts and assume that RevPAR recovers to 2019 levels over a five-year period from 2021.

Operating exceptionals total a net charge of $270m ($255m net charge in the first half of the year), driven by the following items:
●
impairment of financial assets, comprising trade deposits and loans ($48m) which are now not expected to be recoverable, together with an impairment of contract assets ($53m);
●
impairment of other non-current assets, including property, plant and equipment principally related to owned and leased hotels ($90m), the recoverable amounts of acquired management agreements ($48m) and the net impact on our investment in associates ($19m);
●
reorganisation costs, reflecting the reassessment of near-term priorities and the resources needed to support reduced levels of demand ($27m);
●
a gain on lease termination relating to one leased hotel that was part of the SVC portfolio ($30m);
●
a $22m gain arising from the net effect of the derecognition of right-of-use assets ($49m) and lease liabilities ($71m), resulting from a change in accounting estimate in relation to the UK leased portfolio and two German leases whereby the leases will now be accounted for as fully variable, together with a provision for onerous contractual expenditure ($10m).

In addition, there was $14m of exceptional financial expense relating to the premium on the partial repayment of the 2022 bonds, and a $21m exceptional fair value gain on contingent purchase consideration has been recognised, arising from a reduction in expected future rents payable on the UK leased portfolio.

Foreign exchange
The impact of the movement in average USD exchange rates for 2020 against a number of currencies (particularly Sterling, Euro and Renminbi) netted to a $1m favourable impact on 2020 operating profit from reportable segments4.

If the average exchange rate during January 2021 had existed throughout 2020, the 2020 operating profit from reportable segments would have been $2m lower.

A breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Notes:
1 Comprises the Group’s fee business and owned, leased and managed lease hotels from reportable segments. This excludes exceptional items, System Fund results and hotel cost reimbursements.
2 Results from reportable segments excluding significant liquidated damages and current year acquisitions and disposals at constant 2020 exchange rates (CER). The ‘Use of Non-GAAP measures’ section in the Business Review contains definitions and reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
3 Definitions for Non-GAAP measures, including free cash flow, net capital expenditure, adjusted interest and net debt, can be found the ‘Use of Non-GAAP measures’ section in the Business Review, along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
4 Based on monthly average exchange rates each year.
5 Excludes exceptional items and System Fund results.
6 Cash and cash equivalents, net of overdrafts and restricted cash.
7 Excludes owned, leased and managed lease hotels, significant liquidated damages and the results of the Group’s captive insurance company.

Appendix 1: RevPAR movement summary
	Full Year 2020			Q4 2020
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	(52.5)%	(17.0)%	(29.5)%pts	(53.2)%	(22.4)%	(26.5)%pts
Americas	(48.5)%	(16.2)%	(26.5)%pts	(49.5)%	(21.5)%	(23.1)%pts
EMEAA	(64.8)%	(18.4)%	(41.9)%pts	(70.5)%	(24.4)%	(44.9)%pts
G. China	(40.5)%	(13.3)%	(19.2)%pts	(18.2)%	(8.6)%	(6.7)%pts

Appendix 2: RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
	Full Year 2020			Q4 2020
	CER	AER	Difference	CER	AER	Difference
Group	(52.5)%	(52.5)%	0.0%pts	(53.2)%	(52.6)%	0.6%pts
Americas	(48.5)%	(48.7)%	(0.2)%pts	(49.5)%	(49.6)%	(0.1)%pts
EMEAA	(64.8)%	(64.7)%	0.1%pts	(70.5)%	(70.0)%	0.5%pts
G. China	(40.5)%	(39.7)%	0.8%pts	(18.2)%	(13.2)%	5.0%pts

Appendix 3: monthly RevPAR
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

Appendix 4: Full Year system and pipeline summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	39,392	(36,919)	2,473	886,036	0.3%	56,146	272,057
Americas	16,746	(27,381)	(10,635)	514,012	(2.0)%	14,039	102,757
EMEAA	11,288	(6,809)	4,479	227,849	2.0%	13,903	76,120
G. China	11,358	(2,729)	8,629	144,175	6.4%	28,204	93,180

Appendix 5: Full Year financial headlines
	GROUP		REPORTABLE SEGMENTS
	Total		Americas		EMEAA		G. China		Central
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue ($m)
Revenue from reportable segments	992	2,083	512	1,040	221	723	77	135	182	185
System Fund	765	1,373	-	-	-	-	-	-	-	-
Hotel Cost Reimbursements	637	1,171	-	-	-	-	-	-	-	-
Group Revenue	2,394	4,627	512	1,040	221	723	77	135	182	185

Operating Profit ($m)
Fee Business excluding central overheads	340	938	323	663	(18)	202	35	73	-	-
Owned, leased & managed lease	(59)	52	(27)	37	(32)	15	-	-	-	-
Central	(62)	(125)	-	-	-	-	-	-	(62)	(125)
Operating profit/(loss) from reportable segments	219	865	296	700	(50)	217	35	73	(62)	(125)
System Fund result	(102)	(49)	-	-	-	-	-	-	-	-
Operating profit/(loss) before exceptionals	117	816	296	700	(50)	217	35	73	(62)	(125)
Operating exceptional items	(270)	(186)	(118)	(62)	(128)	(109)	(5)	-	(19)	(15)
Operating (loss)/profit after exceptionals	(153)	630	178	638	(178)	108	30	73	(81)	(140)

Appendix 6: % change in operating profit before exceptional items from reportable segments at AER and CER
	Total*		Americas		EMEAA		G. China
Reported	AER	CER	AER	CER	AER	CER	AER	CER
Growth / (decline)	(75)%	(75)%	(58)%	(57)%	(123)%	(123)%	(52)%	(52)%
* After central overheads

Appendix 7: Underlying % change in operating profit from reportable segments
	Total*	Americas	EMEAA	G. China
Growth / (decline)	(75)%	(57)%	(126)%	(52)%
* After central overheads

Appendix 8: definitions
Definitions for Non-GAAP measures can be found in the ‘Use of Non-GAAP measures’ section in the Business Review, along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Reportable segments: Group results excluding System Fund results, hotel cost reimbursements and exceptional items.
Fee business revenue: revenue from reportable segments excluding the results of the Group’s owned, leased and managed lease hotels.
Fee margin: adjusted to exclude owned, leased and managed lease hotels, significant liquidated damages, and the results of the Group’s captive insurance company.
Significant liquidated damages: $1m in 2020 ($1m in EMEAA fee business); $11m in 2019 ($11m in EMEAA fee business).
Operating profit from reportable segments: comprises the Group’s fee business and owned, leased and managed lease hotels.
Underlying % change in operating profit from reportable segments: at CER and excludes significant liquidated damages, in-year acquisitions and current year disposals.
RevPAR, ADR and occupancy: RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis unless otherwise stated, based on comparability as at 31 December 2020 and hotels that have traded in all months in both 2020 and 2019. The principal exclusions in deriving these measures are new openings, properties under major refurbishment and removals. These measures include the adverse impact of hotels temporarily closed as a result of Covid-19. Monthly RevPAR reflects those hotels which have been designated as comparable at the end of the respective quarterly period. RevPAR and ADR are on a CER basis unless otherwise stated.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2019 or 2020. On a CER basis.
AER: actual exchange rates used for each respective period.
CER: constant exchange rates with 2020 exchange rates applied to each comparable period in 2019. The USD:GBP exchange rate for 2020 was 0.78 (2019: 0.78). The USD:EUR exchange rate for 2020 was 0.88 (2019: 0.89).
Guest Satisfaction Index (GSI): an IHG metric that uses third party aggregated social review data to benchmark IHG guest satisfaction performance against that of our competitors.
Adjusted Interest: adds back interest relating to the System Fund and excludes exceptional items.
Adjusted EPS: calculated using results from Reportable Segments and Adjusted Interest, and excluding changes in fair value of contingent consideration.
Free cash flow: Cash flow from operating activities excluding payments of contingent purchase consideration, less purchase of shares by employee share trusts, maintenance capital expenditure and the principal element of lease payments.

For further information, please contact:
Investor Relations (Stuart Ford; Rakesh Patel; Kavita Tatla)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for analysts and shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer, and Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:30am (London time) on 23 February 2021 and can be accessed at www.ihgplc.com/en/investors/results-and-presentations or directly on https://www.investis-live.com/ihg/601020452fb49a0a006e5b57/ndps

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:
UK local:	0203 936 2999
UK:	0800 640 6441
US:	+1 855 979 6654
All other locations:	+44 203 936 2999
Passcode:	37 47 52

An archived webcast of the presentation is expected to be available later on the day of the results and will remain on it for the foreseeable future, accessed at www.ihgplc.com/en/investors/results-and-presentations. An audio replay will also be available for 7 days using the following details:
UK:	0203 936 3001
All other locations:	+44 203 936 3001
Passcode:	60 30 28

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 23 February. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world’s largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 due to open over the next five years.

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Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the financial year ended 31 December 2020.

GROUP PERFORMANCE

	12 months ended 31 December
Group results
	2020	2019	%
	$m	$m	change
Revenuea
Americas	512	1,040	(50.8)
EMEAA	221	723	(69.4)
Greater China	77	135	(43.0)
Central	182	185	(1.6)
	____	____	____
Revenue from reportable segments	992	2,083	(52.4)

System Fund revenues	765	1,373	(44.3)
Reimbursement of costs	637	1,171	(45.6)
	____	____	____
Total revenue	2,394	4,627	(48.3)
	____	____	____
Operating profita
Americas	296	700	(57.7)
EMEAA	(50)	217	(123.0)
Greater China	35	73	(52.1)
Central	(62)	(125)	(50.4)
	____	____	____
Operating profit from reportable segments	219	865	(74.7)
System Fund result	(102)	(49)	108.2
	____	____	____
Operating profit before exceptional items	117	816	(85.7)
Operating exceptional items	(270)	(186)	45.2
	____	____	____
Operating (loss)/profit	(153)	630	(124.3)
Net financial expenses	(140)	(115)	21.7
Fair value gains on contingent purchase consideration	13	27	(51.9)
	____	____	____
(Loss)/profit before tax	(280)	542	(151.7)
	____	____	____
(Loss)/earnings per ordinary share
Basic	(142.9)¢	210.4¢	(167.9)
Adjustedb	31.3¢	303.3¢	(89.7)

Average US dollar to sterling exchange rate	$1: £0.78	$1: £0.78	-

Group results

Covid-19 significantly impacted IHG’s financial performance in 2020, resulting in large RevPAR declines in all regions, commencing in the first quarter as governments across the globe successively imposed significant and wide-reaching restrictions on mobility between and within countries. The peak impact to the Group was witnessed at the beginning of the second quarter at the point where travel and movement restrictions were in place across much of the US and Europe, whilst domestic travel restrictions were starting to be lifted in China. Many hotels were temporarily closed during the height of the first wave of the pandemic with ~15% of IHG’s global estate shut by the end of April. Performance improved into the third quarter, driven by increases in domestic travel in countries that had lifted restrictions, including the US, where our performance has been ahead of the industry. As Covid-19 cases rose through the fourth quarter, particularly in the US and Europe, varying levels of restrictions were reintroduced in several countries, resulting in a slowing in the pace of RevPAR recovery.

Overall, Group comparable RevPARc declined 25% in the first quarter, 75% in the second quarter, 53% in the third quarter, 53% in the fourth quarter and 53% in the full year, all compared to the prior year.

During the year ended 31 December 2020, total revenue decreased by $2,233m (48.3%) to $2,394m, whilst revenue from reportable segments decreased by $1,091m (52.4%) to $992m, due to the significant and wide-ranging impacts of Covid-19 on both fee revenue and revenues from owned, leased and managed lease hotels. Operating profit decreased by $783m (124.3%) to a loss of $153m and profit before tax decreased by $822m (151.7%) to a loss of $280m, driven predominantly by materially lower fee revenues, significantly lower revenues in the owned, leased and managed lease estate, coupled with a $53m decrease in System Fund result to a $102m deficit, a $84m net increase in operating exceptional charges, and an increase in expected credit losses. These reductions in revenue and increases in charges were partially offset by rapid and decisive action by management to mitigate against the scale and speed of trading disruption through limiting discretionary spend, reducing salaries and incentives, and other targeted cost reductions. The $270m operating exceptional charge was driven principally by: $274m of impairment charges including $48m recognised in relation to trade deposits and loans, $53m recognised in relation to contract assets, $48m recognised in relation to acquired management agreements and $90m recognised in relation to property, plant and equipment, substantially all relating to owned and leased hotel assets. Additionally, a $52m credit was recognised in related to the derecognition or termination of certain leases. See Other Financial Information for further information of impairments.

Operating profit from reportable segments decreased by $646m (74.7%) to $219m.

Underlyingb revenue and underlyingb operating profit decreased by $1,071m (52.0%) and $635m (74.7%) respectively.

IHG System size increased by 0.3% to 886,036 rooms, increasing by 2.2% excluding the impact of the exit of hotels associated with the SVC portfolio, whilst underlying fee revenueb decreased by 45.0%.

Fee marginb decreased by 20.0 percentage points to 34.1%, impacted by the significant reduction in fee revenue driven by Covid-19, partially offset by targeted cost reductions.

Basic earnings per ordinary share decreased by 167.9% to a loss per ordinary share of (142.9)¢, whilst adjustedb earnings per ordinary share decreased by 89.7% to 31.3¢.

a.
Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.
b.
Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
c.
Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

	12 months ended 31 December

	2020	2019	%
Total gross revenuea	$bn	$bn	changeb
Analysed by brand
InterContinental	2.0	5.1	(60.2)
Kimpton	0.4	1.4	(71.2)
HUALUXE	0.1	0.1	5.3
Crowne Plaza	1.8	4.3	(57.3)
Hotel Indigo	0.3	0.6	(56.9)
EVEN Hotels	0.0	0.1	(66.8)
Holiday Inn	2.8	6.3	(55.0)
Holiday Inn Express	4.2	7.3	(42.4)
Staybridge Suites	0.7	1.0	(32.8)
Candlewood Suites	0.7	0.9	(22.3)
Other	0.5	0.8	(41.1)
	____	____	____
Total	13.5	27.9	(51.5)
	____	____	____

Analysed by ownership type
Fee business	13.3	27.3	(51.1)
Owned, leased and managed lease	0.2	0.6	(70.6)
	____	____	____
Total	13.5	27.9	(51.5)
	____	____	____

Total gross revenue in IHG’s System decreased 51.5% (51.4% decrease at constant currency) to $13.5bn, due to the significant RevPAR decline of 52.5% driven by the global impact of Covid-19.

a.
Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.
b.
Year-on-year percentage movement calculated from source figures, to provide better illustration of relative impact of Covid-19 on brands and on fee business and owned, leased and managed lease hotels.

	Hotels		Rooms
Global hotel and room count		Change		Change
at 31 December	2020	over 2019	2020	over 2019

Analysed by brand
Six Senses	16	(2)	1,129	(319)
Regent	7	1	2,190	187
InterContinental	205	(7)	69,941	(1,040)
Kimpton	73	7	13,085	39
HUALUXE	12	3	3,433	723
Crowne Plaza	429	(2)	118,879	(1,703)
Hotel Indigo	125	7	15,604	1,030
EVEN Hotels	16	3	2,410	461
voco	18	6	5,077	784
Holiday Inn1	1,276	(8)	236,554	(3,340)
Holiday Inn Express	2,966	91	309,487	10,253
avid hotels	24	17	2,156	1,521
Staybridge Suites	303	3	32,895	262
Candlewood Suites	366	(44)	32,435	(5,897)
Other2	128	(14)	40,761	(488)
	____	____	______	_____
Total	5,964	61	886,036	2,473
	____	____	______	_____
Analysed by ownership type
Franchised	5,005	135	627,348	12,374
Managed	936	(71)	253,288	(8,965)
Owned, leased and managed lease	23	(3)	5,400	(936)
	____	____	______	_____
Total	5,964	61	886,036	2,473
	____	____	______	_____

1.
Includes 47 Holiday Inn Resort® properties (11,446 rooms) and 28 Holiday Inn Club Vacations® properties (8,679 rooms), (2019: 46 Holiday Inn Resort properties (11,502 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms)).
2.
Includes three open hotels that will be re-branded to voco.

	Hotels		Rooms
Global Pipeline		Change		Change
at 31 December	2020	over 2019	2020	over 2019

Analysed by brand
Six Senses	31	6	2,239	469
Regent	6	1	1,535	591
InterContinental	69	4	17,774	756
Kimpton	32	(1)	6,265	62
HUALUXE	25	3	6,907	727
Crowne Plaza	89	1	24,228	(278)
Hotel Indigo	104	3	15,704	556
EVEN Hotels	31	5	5,046	704
voco	29	12	8,179	1,959
Holiday Inn1	262	(13)	51,163	(1,746)
Holiday Inn Express	683	(71)	87,152	(8,722)
avid hotels	192	(15)	17,526	(1,542)
Staybridge Suites	155	(27)	17,490	(3,244)
Candlewood Suites	73	(18)	6,369	(1,817)
Atwell Suites	19	9	1,849	849
Other2	15	(2)	2,631	(310)
	____	____	______	_____
Total	1,815	(103)	272,057	(10,986)
	____	____	______	_____
Analysed by ownership type
Franchised	1,310	(101)	159,068	(7,573)
Managed	504	(2)	112,834	(3,413)
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	1,815	(103)	272,057	(10,986)
	____	____	______	_____
1.
Includes 34 Holiday Inn Resort properties (7,251 rooms) and zero Holiday Inn Club Vacations property (zero rooms), (2019: 29 Holiday Inn Resort properties (6,335 rooms) and one Holiday Inn Club Vacations properties (110 rooms)).
2.
Includes one hotel to be branded as voco.

AMERICAS	12 months ended 31 December
Americas Results
	2020	2019	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	457	853	(46.4)
Owned, leased and managed lease	55	187	(70.6)
	____	____	____
Total	512	1,040	(50.8)
	____	____	____
Operating profit from the reportable segmenta
Fee business	323	663	(51.3)
Owned, leased and managed lease	(27)	37	(173.0)
	____	____	____
	296	700	(57.7)
Operating exceptional items	(118)	(62)	90.3
	____	____	____
Operating profit	178	638	(72.1)
	____	____	____

Americas Comparable RevPARb movement on previous year	12 months ended 31 December 2020
Fee business
InterContinental	(71.0%)
Kimpton	(69.7%)
Crowne Plaza	(65.1%)
Hotel Indigo	(57.0%)
EVEN Hotels	(74.2%)
Holiday Inn	(52.0%)
Holiday Inn Express	(41.6%)
Staybridge Suites	(36.0%)
Candlewood Suites	(23.0%)
All brands	(48.5%)
Owned, leased and managed lease
EVEN Hotels	(62.0%)
Holiday Inn	(62.2%)
All brands	(62.1%)

Americas results

Following solid trading in the first two months of 2020, Covid-19 rapidly impacted the Americas region from March leading to sharp declines in RevPAR across the region. Occupancy levels dropped to historic lows in April, as physical distancing and travel restrictions came into effect across the region, with ~10% of hotels closed in the US by the end of April. In the US, occupancyb was ~20% at the lowest point.

As the second quarter progressed and restrictions began to be lifted, the beginnings of a recovery were seen in both RevPAR and occupancy. By the end of June the majority of hotels had reopened with just ~3% of US hotels closed and occupancyb in the US of ~42%. The initial recovery continued into the third quarter, led by the US franchised estate, which benefits from a weighting towards hotels in the midscale segments. Those hotels derive the majority of their business from domestic demand and have a lower reliance on large group business and higher distribution in non-urban markets. The recovery continued into the fourth quarter at a slower pace, as a resurgence in Covid-19 cases led to the reinstatement of restrictions in a number of locations across the US. By the end of the year only ~1% of hotels were closed in the US.

Comparable RevPARb in the Americas declined 19% in the first quarter of 2020, 71% in the second quarter, 50% in the third quarter and 50% in the fourth quarter, with a decline of 49% for the full year.

Revenue from the reportable segmenta decreased by $528m (50.8%) to $512m, driven by the impacts of Covid-19. Operating profit decreased by $460m (72.1%) to $178m, driven by the reduction in revenue and a $56m net increase in operating exceptional charges, partially offset by cost saving measures. Operating profit from the reportable segmenta decreased by $404m (57.7%) to $296m. On an underlyingc basis, revenue decreased by $523m (50.5%), whilst underlyingc operating profit decreased by $400m (57.5%).

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuec decreased by $396m (46.4%) to $457m, driven by the significant impact of Covid-19 from March onwards on RevPAR and consequently fee revenues, including an $8m reduction in recognition of incentive management fees, and was also partly impacted by adverse foreign exchanged ($5m). Fee business operating profitc decreased by $340m (51.3%) to $323m, due to reductions in fee revenue and an increase in expected credit losses, partially offset by cost savings commencing in the second quarter. Fee business operating profitc also benefited from a $4m favourable litigation settlement relating to one hotel, and the recognition of an $8m payroll tax credit, and was partly impacted by adverse foreign exchanged ($4m).

Owned, leased and managed lease revenuec decreased by $132m (70.6%) to $55m, as the majority of hotels were closed during much of the second quarter, whilst owned, leased and managed lease operating profitc decreased by $64m (173.0%) to a loss of $27m, driven by the impact of lower occupancy and closures, partially offset by the implementation of cost savings and the benefit of $4m business interruption insurance at one hotel. There was no material impact of foreign exchanged on either revenue or operating profit.

a.
Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b.
Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

c.
Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
d.
The impact of movements between the previous year’s actual exchange rates and average rates in 2020.

	Hotels		Rooms
Americas hotel and room count at 31 December	2020	Change over 2019	2020	Change over 2019

Analysed by brand
InterContinental	46	(5)	16,789	(1,107)
Kimpton	64	3	11,097	(900)
Crowne Plaza	136	(13)	35,405	(4,470)
Hotel Indigo	67	3	8,793	526
EVEN Hotels	15	2	2,239	290
voco	1	1	49	49
Holiday Inn1	766	(17)	130,942	(4,344)
Holiday Inn Express	2,425	57	220,342	5,349
avid Hotels	24	17	2,156	1,521
Staybridge Suites	285	2	30,057	(187)
Candlewood Suites	366	(44)	32,435	(5,897)
Other2	103	(15)	23,708	(1,465)
	____	____	______	_____
Total	4,298	(9)	514,012	(10,635)
	____	____	______	_____
Analysed by ownership type
Franchised	4,105	97	471,802	6,537
Managed Owned, leased and managed lease	187 6	(105) (1)	40,391 1,819	(16,769) (403)
	____	____	______	_____
Total	4,298	(9)	514,012	(10,635)
	____	____	______	_____
1.
Includes 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations property (8,679 rooms), (2019: 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties (8,592 rooms)).
2.
Includes one open hotel that will be re-branded to voco.

	Hotels		Rooms
Americas pipeline at 31 December	2020	Change over 2019	2020	Change over 2019

Analysed by brand
Six Senses	7	2	519	97
InterContinental	7	-	1,724	175
Kimpton	20	(1)	3,483	24
Crowne Plaza	6	1	1,250	157
Hotel Indigo	31	(6)	4,155	(1,017)
EVEN Hotels	16	1	1,975	109
voco	2	2	274	274
Holiday Inn1	80	(18)	10,446	(2,060)
Holiday Inn Express	386	(62)	37,355	(5,748)
avid hotels	191	(15)	17,311	(1,542)
Staybridge Suites	135	(27)	14,061	(2,813)
Candlewood Suites	73	(18)	6,369	(1,817)
Atwell Suites	19	9	1,849	849
Other	13	(3)	1,986	(793)
	____	____	______	_____
Total	986	(135)	102,757	(14,105)
	____	____	______	_____
Analysed by ownership type
Franchised	944	(133)	96,528	(13,458)
Managed	42	(2)	6,229	(647)
	____	____	______	_____
Total	986	(135)	102,757	(14,105)
	____	____	______	_____

1.
Includes three Holiday Inn Resort properties (490 rooms) and zero Holiday Inn Club Vacations property (zero rooms), (2019: three Holiday Inn Resort properties (490 rooms) and one Holiday Inn Club Vacations property (110 rooms)).

EMEAA

	12 months ended 31 December
EMEAA results
	2020	2019	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	107	337	(68.2)
Owned, leased and managed lease	114	386	(70.5)
	____	____	____
Total	221	723	(69.4)
	____	____	____
Operating (loss)/profit from the reportable segmenta
Fee business	(18)	202	(108.9)
Owned, leased and managed lease	(32)	15	(313.3)
	____	____	____
	(50)	217	(123.0)
Operating exceptional items	(128)	(109)	17.4
	____	____	____
Operating (loss)/profit	(178)	108	(264.8)
	____	____	____

EMEAA comparable RevPARb movement on previous year	12 months ended 31 December 2020

Fee business
InterContinental	(64.8%)
Crowne Plaza	(64.5%)
Hotel Indigo	(73.7%)
Holiday Inn	(64.3%)
Holiday Inn Express	(64.5%)
Staybridge Suites	(46.6%)
All brands	(64.6%)

Owned, leased and managed leases
InterContinental	(66.7%)
All brands	(74.2%)

EMEAA results

Covid-19 impacted EMEAA from the second half of February onwards as government-mandated international and domestic travel restrictions progressed across the region, resulting in a significant drop in RevPAR in the first quarter and culminating in ~50% of IHG’s hotels in the region being closed by April, with occupancyb dropping to ~11% in the month. Restrictions remained in place through much of the second quarter, severely impacting travel, particularly in Europe. The rate of RevPAR decline improved in the third quarter as government-mandated closures and travel restrictions were partially eased, with demand largely leisure-related. Demand began to weaken again in September and the fourth quarter was further impacted by the reinstatement of restrictions in many countries following a second wave of Covid-19 cases building through the autumn. By the end of the year ~80% of hotels were open across EMEAA.

Comparable RevPARb declined 26% in the first quarter, 88% in the second quarter, 70% in the third quarter and 71% in the fourth quarter, with a decline of 65% for the full year.

Revenue from the reportable segmenta decreased by $502m (69.4%) to $221m as the impact of Covid-19 resulted in a significant reduction in fees as well as temporary closure of many owned, leased and managed lease hotels. Operating profit decreased by $286m (264.8%) to an operating loss of $178m, driven by the reduction in revenue and a $19m net increase in operating exceptional charges, partially offset by planned cost saving measures. Operating profit from the reportable segmenta decreased by $267m (123.0%) to a loss of $50m. On an underlyingc basis, revenue decreased by $486m (69.0%) and underlyingc operating profit decreased by $260m (126.2%) to a loss of $54m.

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenuec decreased by $230m (68.2%) to $107m, driven by the significant impact of Covid-19 on RevPAR and consequently fee revenues, including a $76m reduction in recognition of incentive management fees. There was no material impact of foreign exchanged.

Fee business operating profitc decreased by $220m (108.9%) to an operating loss of $18m, driven by lower fee revenue and an increase in expected credit losses, partially offset by cost savings commencing in the second quarter, and partly benefiting from the impact of foreign exchanged ($1m).

Owned, leased and managed lease revenuec decreased by $272m (70.5%) to $114m, (foreign exchanged benefit $4m), as occupancy dropped rapidly through March and the majority of hotels were closed for a large proportion of the year. Owned, leased and managed lease operating profitc reduced by $47m (313.3%) to an operating loss of $32m, (foreign exchanged benefit $1m), driven by the impact of lower occupancy and closures, partially offset by the implementation of cost reduction measures undertaken across the estate, together with rent reductions received; there was also the benefit of a $3m gain from the sale of the lease on the Holiday Inn Melbourne Airport.

a.
EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b.
Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

c.
Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.
d.
The impact of movements between the previous year’s actual exchange rates and average rates in 2020.

	Hotels		Rooms
EMEAA hotel and room count		Change		Change
at 31 December	2020	over 2019	2020	over 2019

Analysed by brand
Six Senses	15	(2)	1,007	(319)
Regent	3	-	771	-
InterContinental	108	(5)	32,474	(1,041)
Kimpton	8	4	1,859	939
Crowne Plaza	188	2	46,524	113
Hotel Indigo	46	5	5,066	627
voco	16	4	4,880	587
Holiday Inn1	401	7	74,984	1,552
Holiday Inn Express	329	5	47,356	902
Staybridge Suites	18	1	2,838	449
Other2	17	2	10,090	670
	____	____	______	_____
Total	1,149	23	227,849	4,479
	____	____	______	_____
Analysed by ownership type
Franchised	774	1	125,720	(735)
Managed	358	24	98,548	5,747
Owned, leased and managed lease	17	(2)	3,581	(533)
	____	____	______	_____
Total	1,149	23	227,849	4,479
	____	____	______	_____

1.
Includes 17 Holiday Inn Resort properties (3,330 rooms), (2019: 17 Holiday Inn Resort properties (3,604 rooms)).
2.
Includes two open hotels that will be re-branded to voco.

	Hotels		Rooms
EMEAA Pipeline		Change		Change
at 31 December	2020	over 2019	2020	over 2019

Analysed by brand
Six Senses	21	4	1,551	372
Regent	5	1	1,255	591
InterContinental	33	2	7,485	(22)
Kimpton	6	(1)	1,128	(119)
Crowne Plaza	35	-	9,101	(314)
Hotel Indigo	41	1	6,047	395
voco	26	9	7,774	1,554
Holiday Inn1	108	(11)	22,554	(3,382)
Holiday Inn Express	92	(20)	15,233	(3,816)
avid hotels	1	-	215	-
Staybridge Suites	20	-	3,429	(431)
Other	1	-	348	186
	____	____	______	_____
Total	389	(15)	76,120	(4,986)
	____	____	______	_____
Analysed by ownership type
Franchised	155	(10)	25,652	(1,679)
Managed	233	(5)	50,313	(3,307)
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	389	(15)	76,120	(4,986)
	____	____	______	_____

1.
Includes 18 Holiday Inn Resort properties (3,553 rooms), (2019: 18 Holiday Inn Resort properties (3,662 rooms)).

GREATER CHINA

	12 months ended 31 December

Greater China results	2020	2019	%
	$m	$m	change

Revenue from the reportable segmenta
Fee business	77	135	(43.0)
	____	____	____
Total	77	135	(43.0)
	____	____	____
Operating profit from the reportable segmenta
Fee business	35	73	(52.1)
	____	____	____
Operating exceptional items	(5)	-	-
	____	____	____
Operating profit	30	73	(58.9)
	____	____	____

Greater China comparable RevPARb movement on previous year	12 months ended 31 December 2020

Fee business
InterContinental	(36.8%)
HUALUXE	(20.4%)
Crowne Plaza	(38.4%)
Hotel Indigo	(44.0%)
Holiday Inn	(46.9%)
Holiday Inn Express	(40.6%)
All brands	(40.5%)

Greater China results

Covid-19 impacted Greater China earliest of IHG’s three regions as government measures were introduced rapidly from the end of January to contain the spread of the virus. At the lockdown period trough, 40% of the region’s hotels were temporarily closed. Occupancyb dropped to single digits and comparable RevPARb declined by 89% in February, the month most impacted by Covid-19. Domestic travel restrictions started to ease through the second quarter and travel slowly started to recover. The recovery continued through the summer and into the third quarter, boosted by domestic leisure demand, with some resort destinations seeing absolute year-on-year growth in RevPAR, despite continued overall decline across the region. The recovery in RevPAR continued into the fourth quarter but at a slower pace and less than 1% of hotels remained closed by the end of December. Hong Kong SAR was impacted by uncertainty posed by political disputes throughout 2020, as well as by Covid-19.

Comparable RevPARb declined by 65% in the first quarter, 59% in the second quarter, 23% in the third quarter and 18% in the fourth quarter, with a decline of 41% for the full year.

Revenue from the reportable segmenta decreased by $58m (43.0%) to $77m, driven by the impact of Covid-19 on fee revenues, partially offset by 6.4% net rooms growth. Operating profit decreased by $43m (58.9%) to $30m as revenue reductions, including a $32m reduction in recognition of incentive management fees, and a $5m net increase in operating exceptional charges were partially offset by cost savings. Operating profit from the reportable segmenta decreased by $38m (52.1%) to $35m. Underlyingc revenue decreased by $60m (43.8%) to $77m and underlyingc operating profit decreased by $38m (52.1%) to $35m.

a.
Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for the fee business.
b.
Comparable RevPAR and occupancy include the adverse impact of hotels temporarily closed as a result of Covid-19.

c.
Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements.

	Hotels		Rooms
Greater China hotel and room count		Change		Change
at 31 December	2020	over 2019	2020	over 2019

Analysed by brand
Six Senses	1	-	122	-
Regent	4	1	1,419	187
InterContinental	51	3	20,678	1,108
Kimpton	1	-	129	-
HUALUXE	12	3	3,433	723
Crowne Plaza	105	9	36,950	2,654
Hotel Indigo	12	(1)	1,745	(123)
EVEN Hotels	1	1	171	171
voco	1	1	148	148
Holiday Inn1	109	2	30,628	(548)
Holiday Inn Express	212	29	41,789	4,002
Other	8	(1)	6,963	307
	____	____	______	_____
Total	517	47	144,175	8,629
	____	____	______	_____
Analysed by ownership type
Franchised	126	37	29,826	6,572
Managed	391	10	114,349	2,057
	____	____	______	_____
Total	517	47	144,175	8,629
	____	____	______	_____

1.
Includes eight Holiday Inn Resort properties (2,113 rooms), (2019: seven Holiday Inn Resort properties (1,895 rooms)).

	Hotels		Rooms
Greater China Pipeline		Change		Change
at 31 December	2020	over 2019	2020	over 2019

Analysed by brand
Six Senses	3	-	169	-
Regent	1	-	280	-
InterContinental	29	2	8,565	603
Kimpton	6	1	1,654	157
HUALUXE	25	3	6,907	727
Crowne Plaza	48	-	13,877	(121)
Hotel Indigo	32	8	5,502	1,178
EVEN Hotels	15	4	3,071	595
voco	1	1	131	131
Holiday Inn1	74	16	18,163	3,696
Holiday Inn Express	205	11	34,564	842
Other2	1	1	297	297
	____	____	______	_____
Total	440	47	93,180	8,105
	____	____	______	_____
Analysed by ownership type
Franchised	211	42	36,888	7,564
Managed	229	5	56,292	541
	____	____	______	_____
Total	440	47	93,180	8,105
	____	____	______	_____

1.
Includes 12 Holiday Inn Resort properties (3,208 rooms), (2019: Eight Holiday Inn Resort properties (2,183 rooms)).
2.
Includes one hotel to be branded as voco.

CENTRAL

	12 months ended 31 December

	2020	2019	%
Central results	$m	$m	change

Revenue	182	185	(1.6)
Gross costs	(244)	(310)	(21.3)
	____	____	____
	(62)	(125)	(50.4)
Exceptional items	(19)	(15)	26.7
	____	____	____
Operating loss	(81)	(140)	(42.1)
	____	____	____

Central results

The net operating loss decreased by $59m (42.1%), benefiting from a reduction in gross costs, partially offset by a $4m (26.7%) increase in operating exceptional charges.

Central revenue, which mainly comprises technology fee income, decreased by $3m (1.6%) to $182m, driven by the impacts of Covid-19 and temporary discounts on technology fees being largely offset by the $20m net benefit of movement in recognition of some items between System Fund and reportable segments (see note 4 to the Group Financial Statements for further information). Revenue was also partly impacted by adverse foreign exchangea ($1m).

Gross costs decreased by $66m (21.3%), driven by cost saving measures introduced from the second quarter. Gross costs also partly benefited from the impact of foreign exchangea ($1m).

The operating loss before exceptional items decreased by $63m, benefiting from the net movement in recognition of some revenues and expenses between the System Fund and reportable segments ($21m), see note 4 to the Group Financial Statements for further information. There was no material impact of foreign exchangea.

a.
The impact of movements between the previous year’s actual exchange rates and average rates in 2020.

OTHER FINANCIAL INFORMATION

System Fund

The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation System, and hotel loyalty programme, IHG Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the year to 31 December 2020, System Fund revenue decreased by $608m (44.3%) to $765m, largely due to lower assessment fees reflecting the level of reduction in hotel revenues resulting from Covid-19, as well as fee reliefs given, and lower loyalty revenue due to lower redemption activity. This was partially offset by a favourable adjustment relating to a change in the actuarial assumptions around the ultimate rate of consumption of IHG Rewards points (‘breakage’) leading to increased revenue recognition year-over-year. A System Fund income statement deficit of $102m was recorded over the year, resulting from lower revenues, partly offset by actions targeted to lower costs including a reduction in marketing spend. System Fund expenses included $24m of expected credit losses, $20m reorganisation costs and $41m impairment principally relating to the US corporate headquarters.

Reimbursement of costs

In the year to 31 December 2020, reimbursable revenue decreased by $534m (45.6%) to $637m. The reduction reflects the significant impact from Covid-19 on our hotels including hotel closures and staff furloughs, meaning the overall scale of reimbursements fell.

Cost reimbursements revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either our operating profit or net income.

Exceptional items

Exceptional items are identified by virtue of their size, nature, or incidence and are excluded from the calculation of adjusted earnings per ordinary share as well as other Non-GAAP measures (see Use of Non-GAAP measures) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and reorganisation costs.

Pre-tax exceptional items totalled a net charge of $263m (2019: $148m net charge) and include:

●
$22m net gain relating to derecognition of lease assets and liabilities;
●
$30m gain on lease termination;
●
$10m provision for onerous contractual expenditure relating to the UK portfolio;
●
$27m reorganisation costs (2019: $20m);
●
$6m acquisition and integration costs due to the Six Senses acquisition (2019: $7m);
●
$5m net litigation costs (2019: $28m);
●
$48m impairment of financial assets;
●
$226m impairment charges of non-current assets (2019: $131m) of which $113m relates to Americas, $100m to EMEAA, $4m to Greater China and $9m to Central;
●
$14m exceptional financial expenses; and
●
$21m fair value gain on contingent purchase consideration relating to the UK portfolio.

Further information on exceptional items can be found in note 5 to the Group Financial Statements.

Net financial expenses

Net financial expenses increased by $25m to $140m, primarily due to $14m exceptional financial expenses relating to the partial repayment of the 2022 bonds (see below), $8m interest on the new bonds issued and $3m relating to commercial paper. Adjusted interest (see Use of Non-GAAP measures), which excludes exceptional finance expenses and adds back interest relating to the System Fund, reduced by $3m to $130m. The lower interest payable to the System Fund largely resulted from lower interest rates in 2020.

In October 2020 the Group issued a tender offer for its £400m 3.875% 2022 bonds resulting in a repayment of £227m. The Group concurrently issued €500m 1.625% 2024 bonds and £400m 3.375% 2028 bonds to strengthen liquidity and extend the maturity profile of the Group’s debt. The $14m premium on repayment and associated write-off of fees and discount are classified as exceptional costs due to their size and nature.

Excluding amounts classified as exceptional, financial expenses includes $69m (2019: $63m) of total interest costs on the public bonds, which are fixed rate debt. Interest expense on lease liabilities was $37m (2019: $41m).

Fair value gains/losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses. The net gain of $13m (2019: $27m) comprises an exceptional gain of $21m in respect of the UK portfolio (see exceptional items above), offset by a loss of $8m in respect of Regent driven by a reduction in US corporate bond rates. The total contingent purchase consideration liability at 31 December 2020 is $79m (2019: $91m).

Taxation

The effective rate of tax on profit before exceptional items and System Fund was 38% (2019: 24%) which included the recognition of tax credits on one-off items, predominantly in connection with adjustments to deferred taxes following an internal group restructuring, UK law change and prior year items. Excluding these one-off items, the effective tax rate would be 69%, elevated compared to prior years due to the distortive impact of unrelieved foreign taxes, the Group’s geographic profit mix and other non-tax deductible expenses against the low profit base. The Group also suffered significant US minimum profit taxes and could not recognise the benefit for tax purposes of losses arising in certain territories in the year.

Taxation within exceptional items totalled a credit of $52m (2019: credit of $20m) and relates to the tax impact of the exceptional items set out above. Further information on tax within exceptional items can be found in note 5 to the Group Financial Statements.

Net tax paid in 2020 totalled $41m (2019: $141m). The 2020 tax paid was less than 2019 principally due to refunds in respect of prior year periods of $24m, as well as lower ‘in-year’ corporate tax payments required as a result of the deterioration in global trading.

IHG pursues an approach to tax that is consistent with its business strategy and its overall business conduct principles. The approach seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. Policies and procedures related to tax risk management are subject to regular review and update and are approved by the IHG Audit Committee.

The Group’s Approach to Tax document is available on IHG’s website at www.ihgplc.com/responsible-business.

Dividends

On 20 March 2020, IHG’s Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share, a payment of which would have had a cash outflow of approximately $150m in the first half of 2020.

A final dividend in respect of 2020 is not proposed and there was no interim dividend for the year. The Board will consider future dividends once visibility of the pace and scale of market recovery has improved.

Earnings per ordinary share

Given the impact of Covid-19 on operations and the exceptional items charged this year, the Group’s basic loss per ordinary share is 142.9¢ (2019: basic earnings per ordinary share: 210.4¢). Adjusted earnings per ordinary share decreased by 89.7% to 31.3¢.

Share price and market capitalisation

The IHG share price closed at £46.90 on 31 December 2020, down from £52.08 on 31 December 2019. The market capitalisation of the Group at the year-end was £8.6bn.

Sources of liquidity

As at 31 December 2020 the Group had total liquidity of $2,925m, comprising $1,350m of undrawn bank facilities and $1,575m of cash and cash equivalents (net of overdrafts and restricted cash).

The Group currently has $2,898m of sterling and euro bonds outstanding. The current bonds mature in November 2022 (£173m), October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m).

In October 2020 the Group issued a €500m 1.625% bond repayable in October 2024 and a £400m 3.375% bond repayable in October 2028. Currency swaps were transacted at the same time as the €500m bonds were issued in order to swap the proceeds and interest flows into pounds sterling. The currency swaps fix the bond debt at £454m, with interest payable semi-annually at a rate of 2.65%. The Group also repaid £227m of the £400m 3.875% bond maturing in November 2022. The Group currently has a senior unsecured long-term credit rating of BBB- from Standard and Poor’s. In the event this rating was downgraded below BBB- there would be an additional step up coupon of 125bps payable on the bonds which would result in an additional interest cost of approximately $36m per year.

In April 2020, the Group issued £600m of commercial paper under the UK Covid Corporate Financing Facility (CCFF). This will be repaid on 16 March 2021 when it matures.

The Group is further financed by a $1,275m revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility). During the year the maturity of these facilities was extended by 18 months from March 2022 to September 2023. The facilities were undrawn at 31 December 2020 (31 December 2019: $125m). The Syndicated and Bilateral Facilities contain the same terms and two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a ‘frozen GAAP’ basis excluding the impact of IFRS 16 and are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses. See note 10 to the Group Financial Statements for further information.

These covenants have been waived from 30 June 2020 through 31 December 2021 and have been relaxed for test dates in 2022. A minimum liquidity covenant of $400m has been introduced which will be tested at each test date up to and including 31 December 2022. The amended leverage ratio and interest cover covenant test levels for the facilities are as follows:

	June & December 2021	June 2022	December 2022
Leverage ratio	Waived	Less than 7.5x	Less than 6.5x
Interest cover	Waived	Greater than 1.5x	Greater than 2.0x

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

The Group has started to review and plan for the expected discontinuation of LIBOR after 2021. The Group’s main exposure to LIBOR is the underlying reference rate in the Syndicated and Bilateral Facilities. The terms of this agreement will need to be renegotiated to address the discontinuation of LIBOR. The replacement of LIBOR with alternative reference rates is not expected to have a material impact on the Group at this stage.

Borrowings included bank overdrafts of $51m (2019: $87m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position, with the most significant balances in the US, and the matching overdrafts are held by the Group’s central treasury company in the UK.

Net debt of $2,529m (2019: $2,665m) is analysed by currency as follows:

		2020	2019
Borrowings		$m	$m
	Sterling*	3,716	2,022
	US dollar	416	721
	Euros	20	44
	Other	52	73
Cash and cash equivalents
	Sterling	(1,305)	(25)
	US dollar	(261)	(91)
	Euros	(12)	(13)
	Canadian dollar	(8)	(7)
	Chinese renminbi	(60)	(17)
	Other	(29)	(42)
		____	____
Net debt		2,529	2,665

Average debt levels		2,554	2,720

* Includes the impact of currency swaps.

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Financial Statements (IFRS measures), the Business Review presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way.

Global revenue per available room (RevPAR) growth

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG’s System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the two years. These measures include the adverse impact of hotels temporarily closed as a result of Covid-19.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue from hotels in IHG’s System

Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:

●
total rooms revenue from franchised hotels;
●
total hotel revenue from managed hotels includes food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and
●
total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross hotel revenue is not revenue attributable to IHG as these managed and franchised hotels are owned by third parties.

Revenue and operating profit measures

Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively. These measures are presented for each of the Group’s regions. Management believes revenue and operating profit from reportable segments is meaningful to investors and other stakeholders as it excludes the following elements and reflects how management monitors the business:

System Fund – the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems and hotel loyalty programme.

Revenues related to the reimbursement of costs – there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management do not include these revenues in their analysis of results.

Exceptional items – these are identified by virtue of either their size, nature, or incidence and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items.

In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

●
Underlying revenue;
●
Underlying operating profit;
●
Underlying fee revenue; and
●
Fee margin.

Operating profit measures are, by their nature, before interest and tax. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group’s ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit

These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance.

Underlying fee revenue growth

Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy.

Fee margin

Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing ‘fee operating profit’ by ‘fee revenue’. Fee revenue and fee operating profit are calculated from the revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude the revenue and operating profit from the Group’s owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group’s captive insurance company, where premiums are intended to match the expected claims over the longer term, and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s System size.

Adjusted interest

Adjusted interest is presented before exceptional items and excludes the following items of interest which are recorded within the System Fund:

●
IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG.
●
The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.

As the Fund is included on the Group Income Statement, these amounts are included in the reported net Group financial expenses, reducing the Group’s effective interest cost. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of exceptional items and System Fund

As outlined above, exceptional items can vary year-on-year and, where subject to tax at a different rate than the Group as a whole, therefore they can impact the current year’s tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group’s ongoing tax charge.

Adjusted earnings per ordinary share

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund as excluded in adjusted interest, the change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt

Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group’s bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents.

Adjusted EBITDA

Adjusted EBITDA has been added as a measure in 2020 as it has become an increasingly useful measure to investors for comparing the performance of different companies.

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt:adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as operating profit, excluding System Fund revenues and expenses, exceptional items and depreciation and amortisation.

Adjusted EBITDA is useful to investors and other stakeholders for comparing the performance of different companies as depreciation, amortisation and exceptional items are eliminated. It can also be used as an approximation of operational cash flow generation. This measure is relevant to the Group’s banking covenants, which have been waived until 31 December 2021. Details of covenant levels and performance against these is provided in note 10 to the Group Financial Statements. The leverage ratio uses a Covenant EBITDA measure which is calculated on a ‘frozen GAAP’ basis, which excludes the effect of IFRS 16.

Gross capital expenditure, net capital expenditure, free cash flow

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect the Group’s future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure

Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable, or System Fund. This disaggregation provides useful information as it enables users to distinguish between:

●
System Fund capital investments which are strategic investments to drive growth at hotel level;
●
recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group’s brands and expansion in priority markets; and
●
maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure

Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recharged to the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group’s strategy.

Free cash flow

Free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

In 2016, free cash flow was also adjusted for the cash receipt arising from the renegotiation of a long-term partnership agreement.

Management believes free cash flow is a useful measure for investors and other stakeholders, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Revenue and operating profit Non-GAAP reconciliations

Highlights for the year ended 31 December 2020

Reportable segments	Revenue			Operating profit

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change

Per Group income statement	2,394	4,627	(48.3)	(153)	630	(124.3)
System Fund	(765)	(1,373)	(44.3)	102	49	108.2
Reimbursement of costs	(637)	(1,171)	(45.6)	-	-	-
Operating exceptional items	-	-	-	270	186	45.2
	_____	_____	_____	_____	_____	_____
Reportable segments	992	2,083	(52.4)	219	865	(74.7)
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	823	1,510	(45.5)	278	813	(65.8)
Owned, leased and managed lease	169	573	(70.5)	(59)	52	(213.5)
	_____	_____	_____	_____	_____	_____
Reportable segments	992	2,083	(52.4)	219	865	(74.7)

Underlying revenue and underlying operating profit

		Revenue			Operating profit

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change

Reportable segments (see above)	992	2,083	(52.4)	219	865	(74.7)
Significant liquidated damagesa	(1)	(11)	(90.9)	(1)	(11)	(90.9)
Owned asset disposalb	(2)	(12)	(83.3)	(3)	(2)	50.0
Currency impact	-	-	-	-	(2)	-
	____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	989	2,060	(52.0)	215	850	(74.7)

a.
$1m recognised in 2020 ($4m in 2019) reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.
b.
The results of the Holiday Inn Melbourne Airport have been removed in 2020 (being the year of disposal) and the prior year to determine underlying growth compared to the prior year.
c.
Revenue and operating profit relating to acquisitions made in 2019 are not excluded when comparing 2020 and 2019 results as the results of acquisitions are only excluded in the year of acquisition when comparing to the prior year.

Underlying fee revenue

Revenue				Operating profit

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	823	1,510	(45.5)	278	813	(65.8)
Significant liquidated damages	(1)	(11)	(90.9)	(1)	(11)	(90.0)
Currency impact	-	(4)	-	-	(3)	-
	_____	_____	_____	_____	_____	_____
Underlying fee revenue	822	1,495	(45.0)	277	799	(65.3)

Americas

Revenue				Operating profita

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change

Per Group financial statements	512	1,040	(50.8)	296	700	(57.7)

Reportable segments analysed as:
Fee business	457	853	(46.4)	323	663	(51.3)
Owned, leased and managed lease	55	187	(70.6)	(27)	37	(173.0)
	_____	_____	_____	_____	_____	_____
	512	1,040	(50.8)	296	700	(57.7)

Reportable segments (see above)	512	1,040	(50.8)	296	700	(57.7)
Currency impact	-	(5)	-	-	(4)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	512	1,035	(50.5)	296	696	(57.5)

Owned, leased and managed lease included in the above	(55)	(187)	(70.6)	27	(37)	(173.0)
	_____	_____	_____	_____	_____	_____
Underlying fee business	457	848	(46.1)	323	659	(51.0)
a.
Before exceptional items

EMEAA

Revenue				Operating (loss)/profitd

	2020	2019c	%	2020	2019c	%
	$m	$m	change	$m	$m	change

Per Group financial statements	221	723	(69.4)	(50)	217	(123.0)

Reportable segments analysed as:
Fee business	107	337	(68.2)	(18)	202	(108.9)
Owned, leased and managed lease	114	386	(71.5)	(32)	15	(313.3)
	_____	_____	_____	_____	_____	_____
	221	723	(69.4)	(50)	217	(123.0)

Reportable segments (see above)	221	723	(69.4)	(50)	217	(123.0)
Significant liquidated damagesa	(1)	(11)	(90.9)	(1)	(11)	(90.9)
Owned asset disposalb	(2)	(12)	(83.3)	(3)	(2)	50.0
Currency impact	-	4	-	-	2	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	218	704	(69.0)	(54)	206	(126.2)

Owned, leased and managed lease included in the above	(112)	(378)	(70.4)	35	(14)	(350.0)
	_____	_____	_____	_____	_____	_____
Underlying fee business	106	326	(67.5)	(19)	192	(109.9)

a.
$1m recognised in 2020 ($4m in 2019) reflects the continued recognition of the significant liquidated damages related to the previously disclosed exit of a portfolio of 2.1k hotels in Germany.

b.
The results of the Holiday Inn Melbourne Airport have been removed in 2020 (being the year of disposal) and the prior year to determine underlying growth compared to the prior year.

c.
Revenue and operating profit relating to acquisitions made in 2019 are not excluded when comparing 2020 and 2019 results as the results of acquisitions are only excluded in the year of acquisition when comparing to the prior year.

d.
Before exceptional items.

Greater China

	Revenue			Operating profita

	2020	2019	%	2020	2019	%
	$m	$m	change	$m	$m	change
Per Group financial statements
Reportable segments analysed as:	77	135	(43.0)	35	73	(52.1)
	_____	_____	_____	_____	_____	_____
Fee business	77	135	(43.0)	35	73	(52.1)

Reportable segments (see above)	77	135	(43.0)	35	73	(52.1)
Currency impact	-	2	-	-	-	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	77	137	(43.8)	35	73	(52.1)

Highlights for the year ended 31 December 2019

	Revenue			Operating profit

	2019	2018	%	2019	2018	%
	$m	$m	change	$m	$m	change

Per Group income statement	4,627	4,337	6.7	630	582	8.2
System Fund	(1,373)	(1,233)	11.4	49	146	(66.4)
Reimbursement of costs	(1,171)	(1,171)	-	-	-	-
Operating exceptional items	-	-	-	186	104	78.8
	_____	_____	_____	_____	_____	_____
Reportable segments	2,083	1,933	7.8	865	832	4.0
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	1,510	1,486	1.6	813	793	2.5
Owned, leased and managed lease	573	447	28.2	52	39	33.3
	_____	_____	_____	_____	_____	_____
Reportable segments	2,083	1,933	7.8	865	832	4.0

	Revenue

	2019	2018	Change	%
	$m	$m	$m	change
Underlying fee revenue
Reportable segments fee business (see above)	1,510	1,486	24	1.6
Significant liquidated damages	(11)	(13)	2	(15.4)
Acquisition of businesses	(14)	-	(14)	-
Currency impact	-	(17)	17	-
	_____	_____	_____	_____
Underlying fee business	1,485	1,456	29	2.0

Highlights for the year ended 31 December 2018

	Revenue			Operating profit

	2018	2017	%	2018	2017	%
	$m	$m	change	$m	$m	change

Per Group income statement	4,337	4,075	6.4	582	744	(21.8)
System Fund	(1,233)	(1,242)	(0.7)	146	34	329.4
Reimbursement of costs	(1,171)	(1,103)	6.2	-	-	-
Operating exceptional items	-	-	-	104	(4)	(2,700.0)
	_____	_____	_____	_____	_____	_____
Reportable segments	1,933	1,730	11.7	832	774	7.5
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	1,486	1,379	7.8	793	731	8.5
Owned, leased and managed lease	447	351	27.4	39	43	(9.3)
	_____	_____	_____	_____	_____	_____
Reportable segments	1,933	1,730	11.7	832	774	7.5

	Revenue

	2018	2017	Change	%
	$m	$m	$m	change
Underlying fee revenue
Reportable segments fee business (see above)	1,486	1,379	107	7.8
Significant liquidated damages	(13)	-	(13)	-
Current Year Acquisition of businesses	(1)	-	(1)	-
Currency impact	-	4	(4)	-
	_____	_____	_____	_____
Underlying fee business	1,472	1,383	89	6.4

Fee margin reconciliation

	2020	2019	2018	2017
	$m	$m	$m	$m
Revenue
Reportable segments analysed as fee business (see above)	823	1,510	1,486	1,379
Significant liquidated damages	(1)	(11)	(13)	-
Captive insurance company	(19)	(19)	(11)	(9)
	_____	_____	_____	_____
	803	1,480	1,462	1,370
Operating profit
Reportable segments analysed as fee business (see above)	278	813	793	731
Significant liquidated damages	(1)	(11)	(13)	-
Captive insurance company	(3)	(1)	(1)	-
	_____	_____	_____	_____
	274	801	779	731

Fee margin	34.1%	54.1%	53.3%	53.4%

Net capital expenditure reconciliation

	12 months ended 31 December

	2020	2019
	$m	$m

Net cash from investing activities	(61)	(493)
Adjusted for:
Contract acquisition costs, net of repayments	(64)	(61)
System Fund depreciation and amortisationa	58	49
Acquisition of businesses, net of cash acquired	-	292
Payment of contingent purchase consideration	-	2
	_____	_____
Net capital expenditure	(67)	(211)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments of $64m (2019: $61m))	(107)	(147)
Capital expenditure: recyclable investments	17	(15)
Capital expenditure: System Fund capital investments	23	(49)
	_____	_____
Net capital expenditure	(67)	(211)
	_____	_____

a.
Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation

	12 months ended 31 December

	2020	2019
	$m	$m

Net capital expenditure	(67)	(211)
Add back:
Disposal receipts	(18)	(4)
Repayment of contract acquisition costs	-	(1)
Distributions from associates and joint ventures	(5)	-
System Fund depreciation and amortisationa	(58)	(49)
	_____	_____
Gross capital expenditure	(148)	(265)
	_____	_____
Analysed as:
Capital expenditure: maintenance	(107)	(148)
(including contract acquisition costs of $64m (2019: $62m))
Capital expenditure: recyclable investments	(6)	(19)
Capital expenditure: System Fund investments	(35)	(98)
	_____	_____
Gross capital expenditure	(148)	(265)
	_____	_____

a.
Excludes depreciation of right-of-use assets.

Free cash flow reconciliation

	12 months ended 31 December

	2020	2019	2018	2017	2016a
	$m	$m	$m	$m	$m

Net cash from operating activities	137	653	709	616	710
Adjusted for:
Payment of contingent purchase consideration	-	6	-	-	-
Principal element of lease payments	(65)	(59)	(35)	(25)	-
Purchase of shares by employee share trusts	-	(5)	(3)	(3)	(10)
Capital expenditure: maintenance (excluding contract acquisition costs)	(43)	(86)	(60)	(72)	(54)
Cash receipt from renegotiation of long-term partnership agreement	-	-	-	-	(95)
	_____	_____	_____	_____	_____
Free cash flow	29	509	611	516	551

a.
Does not include the impact of IFRS 15 or IFRS 16.

Adjusted interest reconciliation

The following table reconciles net financial expenses to adjusted interest.

	12 months ended 31 December

	2020	2019
	$m	$m
Net financial expenses
Financial income	4	6
Financial expenses	(144)	(121)
	_____	_____
	(140)	(115)
Adjusted for:
Interest payable on balances with the System Fund	(3)	(13)
Capitalised interest relating to System Fund assets	(1)	(5)
Exceptional financial expenses	14	-
	_____	_____
	10	(18)

Adjusted interest	(130)	(133)

Adjusted EBITDA reconciliation
	12 months ended 31 December

	2020a	2019a	2018
	$m	$m	$m
Operating (loss)/profit	(153)	630	582
Add back:
System Fund result	102	49	146
Operating exceptional items	270	186	104
Depreciation and amortisation	110	116	115
	_____	_____	_____
Adjusted EBITDA	329	981	947

a.
For covenant purposes, calculated on a frozen GAAP basis, adjusted EBITDA is $272m (2019: $897m).

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the year ended 31 December 2020

	2020 Year ended 31 December	2019 Year ended 31 December*
	$m	$m

Revenue from fee business	823	1,510
Revenue from owned, leased and managed lease hotels	169	573
System Fund revenues	765	1,373
Reimbursement of costs	637	1,171
	_____	_____
Total revenue (notes 3 and 4)	2,394	4,627

Cost of sales	(354)	(782)
System Fund expenses	(867)	(1,422)
Reimbursed costs	(637)	(1,171)
Administrative expenses	(267)	(385)
Share of losses of associates and joint ventures	(14)	(3)
Other operating income	16	21
Depreciation and amortisation	(110)	(116)
Impairment loss on financial assets	(88)	(8)
Other impairment charges (note 5)	(226)	(131)
	_____	_____
Operating (loss)/profit (note 3)	(153)	630

Operating (loss)/profit analysed as:
Operating profit before System Fund and exceptional items	219	865
System Fund	(102)	(49)
Operating exceptional items (note 5)	(270)	(186)
	_____	_____
	(153)	630

Financial income	4	6
Financial expenses	(144)	(121)
Fair value gains on contingent purchase consideration	13	27
	_____	_____
(Loss)/profit before tax	(280)	542

Tax (note 6)	20	(156)
	_____	_____
(Loss)/profit for the year from continuing operations	(260)	386
	_____	_____
Attributable to:
Equity holders of the parent	(260)	385
Non-controlling interest	-	1
	_____	_____
	(260)	386
	_____	_____

(Loss)/earnings per ordinary share (note 7)
Continuing and total operations:
Basic	(142.9)¢	210.4¢
Diluted	(142.9)¢	209.2¢
Adjusted	31.3¢	303.3¢
Adjusted diluted	31.3¢	301.6¢

*
Amended for presentational changes (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2020

	2020 Year ended 31 December $m	2019 Year ended 31 December $m

(Loss)/profit for the year	(260)	386

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, net of related tax credit of $4m (2019: $nil)	3	(34)
Costs of hedging	(6)	(6)
Hedging (gains)/losses reclassified to financial expenses	(13)	38
Exchange losses on retranslation of foreign operations, net of related tax credit of $4m (2019: $3m)	(85)	(39)
	_____	_____
	(101)	(41)
Items that will not be reclassified to profit or loss:
(Losses)/gains on equity instruments classified as fair value through other comprehensive income, net of related tax credit of $4m (2019: net of related tax charge of $2m)	(43)	10
Re-measurement losses on defined benefit plans, net of related tax credit of $1m (2019: $1m)	(7)	(6)
Tax related to pension contributions	1	-
	_____	_____
	(49)	4
	_____	_____
Total other comprehensive loss for the year	(150)	(37)
	_____	_____
Total comprehensive (loss)/income for the year	(410)	349
	_____	_____

Attributable to:
Equity holders of the parent	(410)	348
Non-controlling interest	-	1
	_____	_____
	(410)	349
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2020

	Year ended 31 December 2020
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	151	(2,433)	809	8	(1,465)
Total comprehensive loss for the year	-	(147)	(263)	-	(410)
Transfer of treasury shares to employee share trusts	-	(14)	14	-	-
Release of own shares by employee share trusts	-	18	(18)	-	-
Equity-settled share-based cost, net of $3m reclassification to cash-settled awards	-	-	27	-	27
Tax related to share schemes	-	-	(1)	-	(1)
Exchange adjustments	5	(5)	-	-	-
	_____	_____	_____	_____	_____
At end of the year	156	(2,581)	568	8	(1,849)
	_____	_____	_____	_____	_____

	Year ended 31 December 2019
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	146	(2,396)	1,111	8	(1,131)
Total comprehensive income for the year	-	(31)	379	1	349
Transfer of treasury shares to employee share trusts	-	(19)	19	-	-
Purchase of own shares by employee share trusts	-	(5)	-	-	(5)
Release of own shares by employee share trusts	-	23	(23)	-	-
Equity-settled share-based cost	-	-	41	-	41
Tax related to share schemes	-	-	4	-	4
Equity dividends paid	-	-	(721)	(1)	(722)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	5	(5)	-	-	-
	_____	_____	_____	_____	_____
At end of the year	151	(2,433)	809	8	(1,465)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedging reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2020

	2020 31 December	2019 31 December Restated*
	$m	$m
ASSETS
Goodwill and other intangible assets	1,293	1,376
Property, plant and equipment	201	309
Right-of-use assets	303	490
Investment in associates and joint ventures	81	110
Other financial assets	168	284
Derivative financial instruments	5	-
Deferred compensation plan investments	236	218
Non-current tax receivable	15	28
Deferred tax assets	113	66
Contract costs	70	67
Contract assets	311	311
	_______	_______
Total non-current assets	2,796	3,259
	_______	_______
Inventories	5	6
Trade and other receivables	514	666
Current tax receivable	18	16
Other financial assets	1	4
Derivative financial instruments	-	1
Cash and cash equivalents	1,675	195
Contract costs	5	5
Contract assets	25	23
	_______	_______
Total current assets	2,243	916
Assets classified as held for sale	-	19
	_______	_______
Total assets	5,039	4,194
	__ ___	__ ___
LIABILITIES
Loans and other borrowings	(869)	(87)
Lease liabilities	(34)	(65)
Trade and other payables	(466)	(568)
Deferred revenue	(452)	(555)
Provisions	(16)	(40)
Current tax payable	(30)	(50)
	_______	_______
Total current liabilities	(1,867)	(1,365)
	_______	_______
Loans and other borrowings	(2,898)	(2,078)
Lease liabilities	(416)	(595)
Derivative financial instruments	(18)	(20)
Retirement benefit obligations	(103)	(96)
Deferred compensation plan liabilities	(236)	(218)
Trade and other payables	(94)	(116)
Deferred revenue	(1,117)	(1,009)
Provisions	(44)	(22)
Deferred tax liabilities	(95)	(118)
	_______	_______
Total non-current liabilities	(5,021)	(4,272)
Liabilities classified as held for sale	-	(22)
	_______	_______
Total liabilities	(6,888)	(5,659)
	_______	_______
Net liabilities	(1,849)	(1,465)
	_______	________

EQUITY
IHG shareholders’ equity	(1,857)	(1,473)
Non-controlling interest	8	8
	_______	_______
Total equity	(1,849)	(1,465)
	_______	________
* Restated for deferred compensation plan investments and liabilities (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2020

	2020 Year ended 31 December	2019 Year ended 31 December
	$m	$m

(Loss)/profit for the year	(260)	386
Adjustments reconciling (loss)/profit for the year to cash flow from operations before contract acquisition costs (note 9)	632	582
	_____	_____
Cash flow from operations before contract acquisition costs	372	968
Contract acquisition costs, net of repayments	(64)	(61)
	_____	_____
Cash flow from operations	308	907
Interest paid	(132)	(110)
Interest received	2	3
Contingent purchase consideration paid	-	(6)
Tax paid on operating activities	(41)	(141)
	_____	_____
Net cash from operating activities	137	653
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(26)	(75)
Purchase of intangible assets	(50)	(104)
Investment in associates and joint ventures	(2)	(10)
Investment in other financial assets	(5)	(9)
Acquisition of businesses, net of cash acquired	-	(292)
Contingent purchase consideration paid	-	(2)
Capitalised interest paid	(1)	(5)
Distributions from associates and joint ventures	5	-
Disposal of hotel assets, net of costs and cash disposed	1	-
Repayments of other financial assets	13	4
Disposal of equity securities	4	-
	_____	_____
Net cash from investing activities	(61)	(493)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	-	(5)
Dividends paid to shareholders (note 8)	-	(721)
Dividend paid to non-controlling interest	-	(1)
Transaction costs relating to shareholder returns	-	(1)
Issue of long-term bonds, including effect of currency swaps	1,093	-
Issue of commercial paper	738	-
Repayment of long-term bonds	(290)	-
Principal element of lease payments	(65)	(59)
(Decrease)/increase in other borrowings	(125)	127
Proceeds from currency swaps	3	-
	_____	_____
Net cash from financing activities	1,354	(660)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	1,430	(500)
Cash and cash equivalents, net of overdrafts, at beginning of the year	108	600
Exchange rate effects	86	8
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	1,624	108
	____	____

INTERCONTINENTAL HOTELS GROUP PLC
 NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The preliminary consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2020 have been prepared in accordance with International Financial Reporting Standards (IFRSs) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and with international accounting standards as applied in accordance with the provisions of the Companies Act 2006. The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.

The Group financial statements for the year ended 31 December 2020 were approved by the Board on 22 February 2021. The auditor, Ernst & Young LLP, has given an unqualified report in respect of those Group financial statements with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006. The Group financial statements for the year ended 31 December 2020 will be delivered to the Registrar of Companies in due course.

With the exception of the accounting for a deferred compensation plan and the presentational change to the Group income statement as detailed below, financial information for the year ended 31 December 2019 has been extracted from the Group’s published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor’s report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement, through the deferral of salary with matching company contributions within a dedicated trust. The Group has reassessed the accounting judgement for this plan which was previously not consolidated based on a control analysis as disclosed in the Group’s prior year financial statements. The Group has revisited the judgement regarding the extent of its control over the plan by placing more weighting on some of the Group’s legal rights and, giving consideration to both IFRS 10 ‘Consolidated Financial Statements’ and IAS 19 ‘Employee Benefits’, the Group has changed its accounting policy and has recognised the related assets and liabilities on the balance sheet. The Group’s obligation to employees under the plan is limited to the fair value of assets held by the plan and so the assets and liabilities are valued at the same amount, with no net impact on profit or loss. The effect on the financial statements is the recognition and presentation of deferred compensation plan investments of $236m (2019: $218m) and matching deferred compensation plan liabilities. There is no net impact on the comparative income statements, nor would there have been any net impact on the Group income statement in earlier periods.

The presentation of the Group income statement has been amended to include impairment loss on financial assets as a separate line item reflecting the increased size of such losses and therefore providing more reliable and relevant information for the users of the financial statements. Comparatives have been re-presented on a consistent basis.

Going concern

The impact of the Covid-19 pandemic on the hospitality industry has been severe. Through 2020, many of the Group’s hotels were temporarily closed, while others experienced historically low levels of occupancy and room rates.

The Group’s fee-based model and wide geographic spread mean that it is well placed to manage through these uncertain times. The Group has taken various actions to manage cash outflows, including a reduction in staff costs, professional fees, capital expenditure and the suspension of the ordinary dividend. Overall fee business costs have been reduced by $150m, and capital expenditure by over $100m on prior year levels. The Group has also taken actions to reduce costs for owners and support them in managing their cash flows. Combined, these actions resulted in the Group mitigating the significant reduction in fee revenue and System Fund assessment fees to generate a free cash flow in the year of $29m.

The Group has taken steps to strengthen its liquidity, including agreeing amendments of existing covenants on its syndicated and bilateral revolving credit facilities (‘the bank facilities’) until December 2022 and issuing £600m commercial paper under the UK’s Covid Corporate Financing Facility (‘CCFF’) which is repayable in March 2021. The covenant amendment agreements introduce a minimum liquidity covenant of $400m tested at half year and full year up to and including 31 December 2022. Minimum liquidity includes undrawn amounts from the bank facilities. The leverage ratio and interest cover covenants have been waived at June 2021 and December 2021. The covenants at June 2022 have been amended to require less than 7.5x for the leverage ratio and greater than 1.5x for interest cover (see note 10). The maturities of the bank facilities have also been extended to September 2023.

In October 2020 the Group issued two new bonds, a four-year €500m 1.625% bond and an eight-year £400m 3.375% bond. At the same time, a tender offer was completed on the £400m 3.875% November 2022 bond and £227m was repaid early from the new bond proceeds. These actions have increased the Group’s liquidity, extended its debt maturity profile and reduced the Group’s overall average cost of bond financing.

As at 31 December 2020 the Group had total liquidity of $2,925m, comprising $1,350m of undrawn bank facilities and $1,575m of cash and cash equivalents (net of overdrafts and restricted cash).

A period of 18 months has been used, from 1 January 2021 to 30 June 2022, to complete the going concern assessment. There remains unusually limited visibility on the pace and scale of market recovery and therefore there are a wide range of possible planning scenarios over the going concern period. In adopting the going concern basis for preparing these financial statements the Directors have considered a scenario (the ‘Base Case’) which is based on a gradual improvement in demand during 2021 as vaccines become more widely available, and a steady but gradual improvement to the end of 2023 by when RevPAR is expected to reach 90% of 2019 levels. Also, it has been assumed that the CCFF is repaid at maturity in March 2021. There are no other debt maturities in the period under consideration. The assumptions applied in the going concern assessment are consistent with those used for Group planning purposes and for impairment testing. Under this scenario, the Group is forecast to generate positive cash flows over the 18-month period of assessment and the bank facilities remain undrawn. The principal risks and uncertainties which could be applicable have been considered and are able to be absorbed within the $400m liquidity covenant and amended covenant requirements.

The Directors have also reviewed a ‘Downside Case’ scenario which assumes a slower impact from vaccine rollout and is based on the performance of the second half of 2020 continuing throughout 2021, with the recovery to 2019 levels starting in 2022. Under this scenario, the Group is also forecast to generate a positive cash flow over the 18-month period and the bank facilities remain undrawn. The Downside Case was used to set the amended covenants and there is limited headroom to the covenants at 30 June 2022 to absorb additional risks. However, based on experience in 2020, the Directors reviewed a number of actions, such as reductions in bonuses and other discretionary spend, creating substantial additional headroom. After these actions are taken, the principal risks and uncertainties which could be applicable can be absorbed within the amended covenant requirements.

In the Downside Case, the Group has substantial levels of existing cash reserves available (approximately $800m at 30 June 2022) and is not expected to draw on the bank facilities. These cash reserves would increase after the additional actions are taken as described above. The Directors reviewed a reverse stress test scenario to determine how much additional RevPAR downside could be absorbed before utilisation of the bank facilities would be required. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facilities would need to be drawn.

The leverage and interest cover covenant tests at 30 June 2022, the last day of the assessment period, have been considered as part of the Base Case and Downside Case scenarios. However, as the bank facilities are unlikely to be drawn even in a scenario significantly worse than the downside scenario, the Group does not need to rely on the additional liquidity provided by the bank facilities to remain a going concern. This means that in the event the covenant test was failed, the bank facilities could be cancelled by the lenders but it would not trigger a repayment demand or create a cross-default risk. In the event that a further covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2022 and there are no material uncertainties that may cast doubt on the Group’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.78 (2019: $1 = £0.78). In the case of the euro, the translation rate is $1 = €0.88 (2019: $1 = €0.89).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1 = £0.73 (2019: $1 = £0.76). In the case of the euro, the translation rate is $1 = €0.81 (2019: $1 = €0.89).

3.	Segmental information

Revenue
	2020	2019
	$m	$m

Americas	512	1,040
EMEAA	221	723
Greater China	77	135
Central	182	185
	_____	_____
Revenue from reportable segments	992	2,083
System Fund revenues	765	1,373
Reimbursement of costs	637	1,171
	_____	_____
Total revenue	2,394	4,627
	_____	_____

(Loss)/profit	2020 $m	2019 $m

Americas	296	700
EMEAA	(50)	217
Greater China	35	73
Central	(62)	(125)
	_____	_____
Operating profit from reportable segments	219	865
System Fund	(102)	(49)
Operating exceptional items (note 5)	(270)	(186)
	_____	_____
Operating (loss)/profit	(153)	630

Net financial expenses	(140)	(115)
Fair value gains on contingent purchase consideration	13	27
	_____	_____
(Loss)/profit before tax	(280)	542
	_____	_____

All items above relate to continuing operations.

In 2020, operating loss includes $88m impairment losses on financial assets. Of this, $40m relates to trade and other receivables and $48m is classified as exceptional and relates to trade deposits and loans (see note 5).

4.	Disaggregation of revenue
The following tables present Group revenues disaggregated by type of revenue stream and by reportable segment:

Year ended 31 December 2020
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	452	93	61	-	606
Incentive management fees	5	14	16	-	35
Central revenue	-	-	-	182	182
	_____	_____	_____	_____	_____
Revenue from fee business	457	107	77	182	823
Revenue from owned, leased and managed lease hotels	55	114	-	-	169
	_____	_____	_____	_____	_____
	512	221	77	182	992
	_____	_____	_____	_____
System Fund revenues					765
Reimbursement of costs					637
					_____
Total revenue					2,394
					_____

 Following communication with the IHG Owners Association, fees and expenses associated with the InterContinental Ambassador programme (the InterContinental Hotels & Resorts paid-for loyalty programme) previously reported within Central revenue have been moved into the System Fund to align with the treatment of IHG’s other brand loyalty programmes. Revenue arising from the licence of intellectual property under co-brand credit card agreements previously recorded within the System Fund is now recorded within Central revenue. This change is effective from 1 January 2020. For the year ended 31 December 2020, this change resulted in an increase of $20m to Central revenue and $21m to operating profit from reportable segments, and an equivalent reduction to System Fund revenues and increase to System Fund operating loss. Had this arrangement existed in the prior year, Central revenue and operating profit in 2019 would have been $18m and $22m higher respectively; System Fund revenues would have reduced and System Fund operating loss would have increased by the same amounts.

Year ended 31 December 2019
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	840	247	87	-	1,174
Incentive management fees	13	90	48	-	151
Central revenue	-	-	-	185	185
	_____	_____	_____	_____	_____
Revenue from fee business	853	337	135	185	1,510
Revenue from owned, leased and managed lease hotels	187	386	-	-	573
	_____	_____	_____	_____	_____
	1,040	723	135	185	2,083
	_____	_____	_____	_____
System Fund revenues					1,373
Reimbursement of costs					1,171
					_____
Total revenue					4,627
					_____

Contract assets

Contract assets are recorded in respect of key money payments; the difference, if any, between the initial face and market value of loans made to owners; and the value of payments under performance guarantees.

At 31 December 2020, the amount of performance guarantees included within trade and other payables was $1m (2019: $2m) and the maximum payout remaining under such guarantees was $72m (2019: $85m). In estimating amounts due under performance guarantees, the Group has considered ‘force majeure’ provisions within its management agreements.

5.
Exceptional items

The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance of the Group and provides consistency with the Group’s internal management reporting. Exceptional items are identified by virtue of their size, nature, or incidence so as to facilitate comparison with prior periods and to assess underlying trends in the financial performance of the Group and its reportable segments. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors.

In the Group’s interim financial statements as at 30 June 2020, exceptional items included an impairment of trade receivables of $22m which had been determined to be directly as a result of Covid-19. The subsequent improvement in cash collection and the considerations required to identify whether subsequent expected credit losses over the extended period of the pandemic are due to Covid-19 have resulted in none of the full year $40m impairment of trade receivables being presented within exceptional items.

		2020 $m	2019 $m
	Operating exceptional items:
	Cost of sales:
	Derecognition of right-of-use assets and lease liabilities (a)	22	-
	Gain on lease termination (b)	30	-
	Provision for onerous contractual expenditure (c)	(10)	-
	Reorganisation costs (d)	(8)	-
		_______	_______
		34	-
	Administrative expenses:
	Reorganisation costs (d)	(19)	(20)
	Acquisition and integration costs (e)	(6)	(7)
	Litigation (f)	(5)	(28)
		_______	_______
		(30)	(55)

	Impairment loss on financial assets (g)	(48)	-

	Other impairment charges:
	Goodwill (g)	-	(49)
	Management agreements (g)	(48)	(50)
	Property, plant and equipment (g)	(90)	-
	Right-of-use assets (g)	(16)	(32)
	Associates (g)	(19)	-
	Contract assets (g)	(53)	-
		_____	_____
		(226)	(131)
		_____	_____
	Operating exceptional items	(270)	(186)

	Financial expenses (h)	(14)	-

	Fair value gains on contingent purchase consideration (i)	21	38
		_____	_____
	Exceptional items before tax	(263)	(148)
		_____	_____
	Tax:
	Tax on exceptional items (j)	52	20
		_____	_____

(a) Derecognition of right-of-use assets and lease liabilities

The UK portfolio leases and two German hotel leases contain guarantees that the Group will fund any shortfalls in lease payments up to an annual and cumulative cap. Previously the minimum ‘in-substance fixed’ lease payments were estimated to be equal to the cumulative amount guaranteed under the lease agreements and therefore a right-of-use asset and corresponding lease liability equal to the guaranteed amount were recognised. The unprecedented impact of Covid-19 and subsequent restrictions have resulted in a reassessment of the estimate of ‘in-substance fixed’ lease payments, as there is no floor to the rent reductions applicable under these leases, and the circumstances in which no rent would be payable are no longer considered to be remote.

As a result, the right-of-use assets ($49m) and lease liabilities ($71m) associated with these leases have been derecognised as they are now considered to be fully variable. This resulted in a net gain of $22m.

(b) Gain on lease termination

On 14 December 2020, as a consequence of the termination of a portfolio of management agreements with Services Properties Trust (‘SVC’), the lease of InterContinental San Juan was terminated. The right-of-use assets ($60m) and lease liabilities ($90m) associated with this hotel have therefore been derecognised, resulting in a net gain of $30m.

(c) Provision for onerous capital expenditure

Under the terms of the UK portfolio leases, the Group is committed to certain items of contractual expenditure. A $10m provision was recognised to the extent the costs of the remaining contractual expenditure exceeded the future economic benefits expected to be received under the leases.

(d) Reorganisation costs

In 2020, reorganisation costs relate to the UK portfolio, other owned and leased hotels and a corporate reorganisation completed in the year reflecting the reassessment of near-term priorities and the resources needed to support reduced levels of demand. An additional $20m relating to the corporate restructuring was charged to the System Fund.

In 2019, related to a comprehensive efficiency programme to fund a series of new strategic initiatives to drive an acceleration in IHG’s future growth. The programme was completed in 2019 and no further restructuring costs related to this programme were incurred in 2020. The 2019 cost included consultancy fees of $6m and severance costs of $8m. An additional $28m was charged to the System Fund.

(e) Acquisition and integration costs In 2019, primarily related to the acquisition of Six Senses and in 2020, relates to the integration of that business into the operations of the Group.

(f) Litigation

In 2020, relates to the cost of settlement of $14m agreed in the year in respect of a lawsuit in the EMEAA region, offset primarily by the partial release of the 2019 provision related to a lawsuit in the Americas region which has been settled in the year. In 2019, primarily represented management’s best estimate of the settlement in respect of the Americas lawsuit, together with the cost of an arbitration award made against the Group in the EMEAA region.

(g) Impairment of non-current assets

Discounted cash flow techniques were used in most cases to calculate the recoverable amount of non-current assets, and in certain cases external valuers were engaged to assess fair value less costs of disposal.

Where internal valuations were performed, management used economic and travel demand forecasts from Oxford Economics and Tourism Economics, respectively. These were overlaid with the Group’s expectation of how the pace of a vaccine rollout will result in an industry recovery, together with management’s experience of recovery periods following previous crises. Management assumed that vaccines will become widely available during 2021, which will begin to have a positive impact on travel in the second half of the year. Further adjustments were made to reflect the Group’s performance relative to the industry. Group RevPAR is forecast to recover to 90% of 2019 levels by the end of 2023, and to 100% by 2025. The five-year recovery period from 2021 assumes that corporate travel recovers slowly as businesses control costs in the wake of the pandemic and that international travel and groups business takes longer to recover due to ongoing social distancing measures. The projections used are consistent with those used for Group planning purposes and for going concern and viability assessments. Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets.

There was no impairment of goodwill and indefinite life brands in 2020.

Impairment of management agreements includes $41m relating to the Six Senses management agreements acquired in 2019.

Impairment of property, plant and equipment includes $50m relating to the UK portfolio and $35m relating to three premium-branded hotels in North America.

Impairment of right-of-use assets includes $11m relating to the US corporate headquarters (see below) and $5m relating to a hotel in the EMEAA region.

Impairment of associates includes $13m relating to the Barclay associate which is presented net of a $4m fair value gain on a put option over part of the Group’s investment, due to the interaction between the value of the option and the value of the associate investment. The investment value and option value are presented separately in the Group statement of financial position; the put option value of $4m is presented within derivative financial instruments. The remaining impairment relates to three other associate investments in the Americas region.

As a response to workplace efficiency studies conducted in 2019, the reorganisation completed in 2020 and the anticipated impact of Covid-19 on working habits, in 2020 management approved a decision to sublet, and commenced marketing of, approximately half of the space in the Group’s US corporate headquarters. The corporate workforce will be consolidated in the retained space and the area to be sublet is expected to be vacated in the first half of 2021. The sublease rentals are expected to be lower than the head lease rentals which, together with the impact of the expected time taken and costs incurred to sublet the space, result in the recoverable value of the assets being significantly below carrying value. This has resulted in a total impairment charge to right-of use assets and property, plant and equipment of $50m. $37m of this impairment charge was borne by the System Fund in line with existing principles for cost allocation relating to this facility.

Impairment of trade deposits and loans (included within other financial assets on the Group statement of financial position), and of contract assets, primarily relates to deposits of $66m made to SVC in connection with a portfolio of management agreements. The deposits were non-interest-bearing and repayable at the end of the management agreement terms and were therefore previously held at a discounted value, with the balance on initial recognition recorded as a contract asset. As a result of Covid-19 the deposit was used in the first six months of 2020 to fund owner returns and was not expected to be recoverable. The deposit ($33m) and associated contract asset ($33m) were therefore impaired in full at 30 June 2020. The management agreements were subsequently terminated on 30 November. A further $20m impairment of contract assets relates to the Americas ($9m) and EMEAA ($11m) regions.

In 2019, the impairments of goodwill and right-of-use assets related to the UK portfolio. The impairment of management agreements related to Kimpton following a re-assessment of their recoverable amount based on value in use calculations.

(h) Financial expenses

In October 2020 management undertook actions to strengthen liquidity and extend the maturity profile of the Group’s debt. The Group issued a tender offer for its £400m 3.875% 2022 bonds resulting in a repayment of £227m, and concurrently issued €500m 1.625% 2024 bonds and £400m 3.375% 2028 bonds. The exceptional charge includes the premium on repayment and associated write-off of fees and discount.

(i) Fair value gains on contingent purchase consideration

Contingent purchase consideration relates to the UK portfolio and comprises the present value of the above-market element of the expected lease payments to the lessor. The above-market assessment is determined by comparing the expected lease payments as a percentage of forecast hotel operating profit (before depreciation and rent) with market metrics, on a hotel by hotel basis. A fair value gain of $21m was recognised in the period (2019: $38m), arising from a reduction in expected future rentals payable such that there is no remaining above-market element.

(j) Tax on exceptional items The tax impacts of the exceptional items are shown in the table below:
	2020	2020	2019	2019
	Current Tax	Deferred Tax	Current Tax	Deferred Tax
	$m	$m	$m	$m
Derecognition of right-of-use assets and lease liabilities	-	(4)	-	-
Provision for onerous contractual expenditure	-	2	-	-
Reorganisation costs	3	2	4	-
Acquisition and integration costs	1	-	-	-
Litigation	-	-	-	6
Impairment of financial assets	4	2	-	-
Other impairment charges	6	37	-	18
Financial expenses	-	3	-	-
Fair value gains on contingent purchase consideration	-	(4)	-	(6)
Adjustments in respect of prior years	-	-	-	(2)
	______	______	______	______
	14	38	4	16
	_____	______	_____	______
Total current and deferred tax		52		20
		_____		_____

6.	Tax
The tax credit/charge on profit from continuing operations, excluding the impact of exceptional items (note 5) and System Fund, has been calculated using a tax rate of 38% (2019: 24%).

Year ended 31 December	2020	2020	2020	2019	2019	2019
	Profit/(loss) $m	Tax $m	Tax rate	Profit/(loss) $m	Tax $m	Tax rate

Before exceptional items and System Fund	85	(32)	38%	739	(176)	24%
System Fund	(102)	-		(49)	-
Exceptional items (note 5)	(263)	52		(148)	20
	_____	_____		_____	_____
	(280)	20		542	(156)
	_____	_____		_____	_____
Analysed as:
UK tax		36			(17)
Foreign tax		(16)			(139)
		_____			_____
		20			(156)
		_____			_____

7.	(Loss)/earnings per ordinary share

Continuing and total operations	2020	2019
Basic (loss)/earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(260)	385
Basic weighted average number of ordinary shares (millions)	182	183
Basic (loss)/earnings per ordinary share (cents)	(142.9)	210.4
	_____	_____
Diluted (loss)/earnings per ordinary share
(Loss)/profit available for equity holders ($m)	(260)	385
Diluted weighted average number of ordinary shares (millions)	182	184
Diluted (loss)/earnings per ordinary share (cents)	(142.9)	209.2
	_____	_____

Adjusted earnings per ordinary share*
(Loss)/profit available for equity holders ($m)	(260)	385
Adjusting items:
System Fund revenues and expenses ($m)	102	49
Interest attributable to the System Fund ($m)	(4)	(18)
Operating exceptional items ($m) (note 5)	270	186
Exceptional financial expenses ($m) (note 5)	14	-
Change in fair value of contingent purchase consideration ($m)	(13)	(27)
Tax on exceptional items ($m) (note 5)	(52)	(20)
	_____	_____
Adjusted earnings ($m)	57	555
	_____	_____

Basic weighted average number of ordinary shares (millions)	182	183
Adjusted earnings per ordinary share (cents)	31.3	303.3
	_____	_____
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	57	555
Diluted weighted average number of ordinary shares (millions)	182	184
Adjusted diluted earnings per ordinary share (cents)	31.3	301.6
	_____	_____

* See the Use of Non-GAAP measures section in the Business Review.

The diluted weighted average number of ordinary shares is calculated as:
	2020 millions	2019 millions
Basic weighted average number of ordinary shares	182	183
Dilutive potential ordinary shares	-	1
	_____	_____
	182	184
	_____	_____

The effect of the notional exercise of outstanding ordinary share awards is anti-dilutive in 2020 and therefore has not been included in the diluted earnings per share calculation.

8.	Dividends
		2020 cents per share	2019 cents per share	2020 $m	2019 $m
	Paid during the year:
	Final (declared for previous year)	-	78.1	-	139
	Interim	-	39.9	-	72
	Special	-	262.1	-	510
		_____	______	_____	_____
		-	380.1	-	721
		_____	______	_____	_____

On 20 March 2020, the Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share, a payment of which would have had a cash outflow of approximately $150m in the first half of 2020. A final dividend in respect of 2020 is not proposed and there was no interim dividend for the year. The Board will consider future dividends once visibility of the pace and scale of market recovery has improved.

9.	Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs
		2020	2019*
		$m	$m

	(Loss)/profit for the year	(260)	386
	Adjustments for:
	Net financial expenses	140	115
	Fair value gains on contingent purchase consideration	(13)	(27)
	Tax (credit)/charge	(20)	156
	Depreciation and amortisation	110	116
	System Fund depreciation and amortisation	62	54
	Impairment loss on financial assets	88	8
	System Fund impairment loss on financial assets	24	12
	Other impairment charges (note 5)	226	131
	System Fund other impairment charges	41	-
	Other operating exceptional items (note 5)	(4)	55
	System Fund other operating exceptional items (note 5)	20	28
	Share of losses of associates and joint ventures	14	3
	Share-based payments cost	32	42
	Dividends from associates and joint ventures	2	7
	Increase in contract costs	(2)	(11)
	Increase in deferred revenue	1	57
	Utilisation of provisions, net of charge, excluding exceptional items	16	7
	Retirement benefit contributions, net of costs	(3)	(3)
	Changes in net working capital	(30)	(133)
	Cash flows relating to exceptional items	(87)	(55)
	Contract assets deduction in revenue	25	21
	Other movements in contract assets	(7)	(1)
	Other items	(3)	-
		_____	_____
	Total adjustments	632	582
		_____	_____
	Cash flow from operations before contract acquisition costs	372	968
		_____	_____
* Amended for presentational changes (see note 1).

10.	Net debt
		2020	2019
		$m	$m

	Cash and cash equivalents	1,675	195
	Loans and other borrowings – current	(869)	(87)
	Loans and other borrowings – non-current	(2,898)	(2,078)
	Lease liabilities – current	(34)	(65)
	Lease liabilities – non-current	(416)	(595)
	Lease liabilities – classified as held for sale	-	(20)
	Derivative financial instruments hedging debt values	13	(15)
		______	______
	Net debt*	(2,529)	(2,665)
		______	______

	* See the Use of Non-GAAP measures section in the Business Review.
	In the Group statement of cash flows, cash and cash equivalents is presented net of $51m bank overdrafts (2019: $87m).

Cash and cash equivalents includes $5m (2019: $6m) restricted for use on capital expenditure under hotel lease agreements and therefore not available for wider use by the Group. An additional $44m (2019: $16m) is held within countries from which funds are not currently able to be repatriated to the Group’s central treasury company.

Current loans and other borrowings includes £600m ($818m) commercial paper issued under the UK Government’s CCFF, maturing on 16 March 2021.

The Group’s $1,275m revolving syndicated bank facility and $75m revolving bilateral facility were both undrawn at 31 December 2020 (2019: $125m drawn), providing available committed facilities of $1,350m and total liquidity of $2,925m. During 2020, the maturities of both facilities have been extended for 18 months to September 2023.

The Syndicated and Bilateral Facilities contain two financial covenants: interest cover and a leverage ratio. Covenants are monitored on a ‘frozen GAAP’ basis excluding the impact of IFRS 16 and are tested at half year and full year on a trailing 12-month basis.

The interest cover covenant requires a ratio of Covenant EBITDA:Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt:Covenant EBITDA of below 3.5:1. Covenant EBITDA is calculated (on a frozen GAAP basis) as operating profit before exceptional items, depreciation and amortisation and System Fund revenues and expenses. These covenants have been waived from 30 June 2020 through 31 December 2021 and have been relaxed for test dates in 2022. A minimum liquidity covenant of $400m has been introduced which will be tested at each test date up to and including 31 December 2022. For covenant purposes, liquidity is defined as unrestricted cash and cash equivalents (net of bank overdrafts) plus undrawn facilities with a remaining term of at least six months.

Amended covenant test levels for Syndicated and Bilateral Facilities
	2019 and prior	30 June 2020-31 December 2021	30 June 2022	31 December 2022	30 June 2023
Leverage	<3.5x	waived	<7.5x	<6.5x	<3.5x
Interest cover	>3.5x	waived	>1.5x	>2.0x	>3.5x
Liquidity	n/a	$400m	$400m	$400m	n/a

The following table details performance against covenant tests. The measures used in these tests are calculated on a frozen GAAP basis and do not align to the values reported by the Group as Non-GAAP measures:

				2020 31 December	2019 31 December
Covenant EBITDA				272	897
Covenant net debt				2,375	2,241
Covenant interest payable				111	99
Leverage				8.73	2.50
Interest cover				2.45	9.06
Liquidity				2,925	n/a

11.	Movement in net debt
		2020	2019
		$m	$m

	Net increase/(decrease) in cash and cash equivalents, net of overdrafts	1,430	(500)
	Add back financing cash flows in respect of other components of net debt:
	Principal element of lease payments	65	59
	Issue of long-term bonds, including effect of currency swaps	(1,093)	-
	Issue of commercial paper	(738)	-
	Repayment of long-term bonds	290	-
	Decrease/(increase) in other borrowings	125	(127)
		______	______
	Decrease/(increase) in net debt arising from cash flows	79	(568)

	Other movements:
	Lease liabilities	144	(43)
	Increase in accrued interest	(5)	(7)
	Acquisitions and disposals	19	(25)
	Exchange and other adjustments	(101)	(57)
		______	______
	Decrease/(increase) in net debt	136	(700)

	Net debt at beginning of the year	(2,665)	(1,965)
		______	______
	Net debt at end of the year	(2,529)	(2,665)
		______	______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	23 February 2021